UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0064 Expires: August 31, 2020 Estimated average burden hours per response. .215

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

iCoreConnect Inc.
 (Exact name of registrant as specified in its charter)

File No. 000-52765

Nevada	13-4182867
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13506 Summerport Village Pkwy #160, Windermere, FL 34786
(Address of principal executive offices) (Zip Code)

(888) 810-7706
(Registrant’s Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, $0.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒
		Emerging growth company	☐

Item 1. Business.

The following information should be read in conjunction with the “Risk Factors” discussed in Item 1A of this Registration Form 10 for an understanding of the negative variables that can affect our business and results of operations.

Business Overview

iCoreConnect Inc., a Nevada Corporation (the “Company”), builds cloud based software for: healthcare records capture, storage, retrieval, transport and security related products. The Company’s focus presently is on four different revenue streams provided by: (1) iCoreConnect’s cloud-based messaging exchange, iCoreExchange (the “Exchange”), which allows physicians, patients and other members of the healthcare community to exchange patient-specific healthcare information securely via the internet, while maintaining compliance with all current Health Insurance Portability and Accountability Act (“HIPAA”) regulations, (2) customized electronic health record platform technology that is specifically tailored to provide specialized medical and dental practices with a technology that conforms to workflows of a particular medical discipline, (3) the Company’s Meaningful Use Consulting Division, that assists both medical and dental healthcare providers becoming “Meaningful Use” compliant to ultimately qualify for federal incentive funds under the Federal Meaningful Use Incentive Funds Program and (4) International Statistical Classification of Diseases and Related Health Problems (ICD) coding software, a medical classification list by the World Health Organization (WHO). iCoreConnect’s integrated software and service offering is unique in the healthcare space as it enables doctors to comply with the increasing regulatory burden associated with secure HIPAA compliant medical records transport with no change in healthcare delivery workflows.

On June 30, 2017, the Company effected a 1 for 1,781 reverse stock split of its issued and outstanding shares of common stock, $0.001 par value, whereby 17,807,298,401 outstanding shares of the Company’s common stock were combined into 10,000,000 shares of the Company's common stock. All per share amounts and number of shares (other than authorized shares) in the consolidated financial statements and related notes have been retroactively restated to reflect the reverse stock split. Also on June 30, 2017, immediately following the reverse split, the Company’s Articles of Incorporation were amended and restated to provide that the Company is authorized to issue 600,000,000 shares of Common stock, of which 34,318,198 shares were issued and outstanding at December 31, 2017, and 10,000,000 shares of Preferred stock, none of which were issued and outstanding at December 31, 2017

OUR TECHNOLOGY-BASED SOLUTIONS

The Exchange is designed to place mission critical tools and features in the hands of physicians and their staff, especially in the areas of interoperability and secure communications.  The Exchange allows medical practices to reduce cost and increase healthcare to patients through upgraded, HIPAA compliant modern communication technology.  The Exchange provides a HIPAA compliant interoperable communications network that moves electronic patient health information and images regardless of the system in which they originated.  It allows for peer collaboration, expansion of the physician’s referral network and the ability to create communities.

The Exchange offers hospital systems, State Health Information Exchanges (HIEs), Independent (Physician) Practice Associations (IPAs) and, stand-alone doctors and dentists the extensive functionality needed to demonstrate the Interoperability provisions of “Meaningful Use” as defined by the US Department of Health and Human Services Office of the National Coordinator (ONC).  The Exchange provides an immediate, low-cost solution for an interoperable health information infrastructure that allows healthcare providers to become interconnected.

iCoreConnect employs a proprietary technology that allows for the exportation of documents and images from any Electronic Health Records system, thus addressing the issue of Interoperability.  iCoreConnect also facilitates the exchange of CCDA’s  (Continuity of Care Documents) and CCR’s (Continuity of Care Records),  which have become the standard for Interoperability between Electronic Medical Records users. As a use-case-scenario, specialists can send a CCR / CCDA from their Electronic Health Records to a patient’s primary care physician instantaneously so that both physicians can immediately have available the most up-to-date records for the patient, and can collaborate on the patient’s care in a more efficient manner.

 iCoreConnect incorporated a National Health Information Network (NHIN) Direct Project Solution within iCoreConnect’s HIPAA-compliant Exchange and now acts as a secure Health Information Service Provider (HISP). Thus, hospitals, health information exchanges (local, regional and statewide), physicians and other healthcare professionals who have access to iCoreConnect’s iCoreExchange will not only be able to send and receive secure messages within the iCoreExchange, but also will be able to communicate in a secure environment with other physicians and professionals outside the network.  The NHIN Direct Project Solution assures that all point-to-point and point to multipoint transmittal of health information will adhere to the highest standards and specifications required by the Office of the National Coordinator for Health Information Technology (ONC). Now, with its advanced NHIN Direct service added to the core services of the iCoreExchange, any hospital, health information exchange or health organization can access our National HIE (Health Information Exchange) which is low cost and quick to disseminate health information, while also addressing 100% of the ONC Meaningful Use requirements for interoperability between disparate Electronic Health Record systems.

iCoreConnect's iCoreExchange provides a market leading secure, HIPAA-compliant solution for interoperable medical information exchanges, coupled with a professional network, for physicians, healthcare providers and patients. Using iCoreConnect’s iCoreExchange, health information can be exchanged across disparate Electronic Health Record systems to communicate with physicians, collaborate, make referrals and enhance communication with patients.  With the addition of iCoreConnect’s Electronic Health Records and Meaningful Use divisions, we believe that iCoreConnect’s unique package of solutions does not exist anywhere else.

iCoreConnect determined that the current Electronic Health Records (EHR) systems in the marketplace were not meeting the expectations of the medical and dental community. The Company developed our own fully customizable, cloud-based, EHR system. This provides doctors with powerful tools at their fingertips to make management of healthcare delivery more efficient and less costly with reduced errors and, ultimately, generate better patient outcomes.  Our customers continued to tell us that the “one-size-fits-all” Electronic Health Record systems available in the marketplace today were not serving their needs.  They were too cumbersome or did not provide the specific functionality required by medical practice groups. iCoreConnect responded with its product, iCoreMD, that it launched July 31, 2014, and launched its second proprietary and customizable EHR system for the Dental community on August 5, 2014

iCoreMD is a cloud based Medical EHR that is customizable-on-demand, for a practice group's requests for specific functionality within the practice's EHR software. The ability to customize the platform for incremental and specific provider-group requirements is a key differentiator to other EHR systems currently available. iCoreMD includes a sophisticated practice management system, e-prescription functionality, an integrated laboratory information system, electronic claims processing, patient reminders, comprehensive medical billing, patient scheduling with notifications, rules-based clinical decision making algorithms and more.  We believe, based on extensive research and discussions with customers and other healthcare professionals, that we have built a multi-faceted product with substantial marketplace demand. All sensitive patient information is transmitted securely in a HIPAA-compliant manner via iCoreExchange, iCoreConnect's flagship secure email transport network that uses NHIN DIRECT protocol, allowing providers to apply for Meaningful Use Federal Incentive funds, currently available to qualified doctors.

All development has been completed by our own in-house development team which gives us the ability to make changes very rapidly in order to facilitate customers’ requests. We intend to continue to build vertical, specialized EHR’s to meet the demand of the marketplace requesting alternatives to one size fits all products currently in the marketplace. iCoreConnect has its own in-house development team which gives iCoreConnect the ability to quickly adapt to market demands for present and future products.

Company History

iCoreConnect , a Nevada Corporation, was incorporated on July 17, 2001. The initial business model was a desk top video, audio and data delivery system using standard hardware and a broadband connection to the internet to deliver a proprietary broadcast quality, video/audio system through a personal computer. The Company decided to shift its focus to the medical community shortly thereafter based on the size and demographics of the medical community. In 2013 the Company decided after 10 years to bring in a new CEO with experience in building, developing and creating value in companies similar to iCoreConnect. Our new CEO restructured the financial structure and operations, and focused the Company on a few core competencies and brought in a new Management Team in the areas of Sales, Finance, Operations and Technology.

The Company continues to require substantial additional funding to execute the business plan. Therefore, the new CEO focused on restructuring the financial structure of the Company, that included issuance of additional common stock, bridge loan debt raises and a reverse stock split and Recapitalization completed on June 30, 2017.

iCoreConnect, Inc., builds secure cloud-based communications systems, currently focused on healthcare, although the core technology can be adopted to other vertical markets that require a high degree of secure data communication, such as the legal, financial and education fields. Our focus is threefold. First, iCoreConnect’s iCoreExchange (Health Information Exchange), allows physicians and other healthcare providers to exchange patient specific healthcare information via the internet while maintaining compliance with all Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) regulations and the current NHIN Direct protocol. Our solutions allow physicians to use the internet in ways previously unavailable to them due to HIPAA restrictions to quickly and cost-effectively exchange and share patient medical information.

iCoreConnect launched its iCoreExchange in May 2014 and can connect any healthcare organization to any other healthcare organization, regardless of which EMR, HIE or HIS (Hospital Information System) is used. The iCoreExchange is vendor agnostic and therefore can connect multiple disparate medical record and HIE applications.  For many years, providers of Electronic Health Records Systems have been resistant in allowing or participating in Interoperability and will continue to do so until regulations force a change in behavior. iCoreConnect has solved this problem by allowing EHR systems to aggressively compete, while iCoreConnect provides the interoperable, secure network.

The easy deployment of our iCoreExchange does not require partnering or permission of any kind from EHR, or HISP companies, but functions as an overall communication system that connects disparate end points into one cohesive, secure communication network. Our iCoreExchange offers the benefits of low-cost, ease-of-use and rapid deployment that meets the requirements of each stage of meaningful use as well as being HIPAA compliant. The Exchange operates seamlessly to send records with any ONC (Office of the National Coordinator) certified electronic health record vendor and is available without costly integration or upgrading of technical infrastructure and without any additional equipment costs, all within a HIPAA compliant structure. The iCoreExchange can send Electronic Patient Health information anytime, anywhere to anyone while maintaining a HIPAA compliant structure.

The technology represented by iCoreConnect’s iCoreExchange gives physicians and other healthcare professionals the ability to transfer personal health information electronically in a manner which satisfies federal HIPAA regulations and meets the new “Direct” national standards for Healthcare Communications and similar privacy regulations in targeted countries throughout the world. Until the launch of our iCoreExchange, federal regulations made it exceedingly difficult for records or images and discreet data to be transmitted using the Internet. Standard email services that all other vertical markets employ today are not HIPAA compliant and do not protect the privacy of individual patient records. This consideration has made the internet, as a communications tool, largely irrelevant to healthcare organizations except for limited use with the assistance of virtual private networks that may exist within a specific EMR / HIE / HIS system. iCoreConnect has set a precedent by opening up the internet to physicians and healthcare professionals to freely exchange personal health information within a HIPAA compliant environment, that includes the new national standards for healthcare communications.

The underlying proprietary technology used in launching iCoreExchange can be customized to address other similar vertical markets delivering the same professional secure portal services to the legal, financial, education, insurance and other industries. Wherever secure transmission of personal or professional records are required, the Company’s core technology will allow the Company to take a leadership role within these vertical markets in the future.

Our second focus, but directly related to our iCoreExchange, is consulting with medical practices and dental practices to assist them in becoming “Meaningful Use” compliant to receive the federal incentive funds to underwrite the transition from a paper to an electronic health records system. iCoreConnect began this service as an official agent of the NJ-HITEC / REC project working with primary care practices. Recently, iCoreConnect has expanded into specialists and dental practices. iCoreConnect provides this consulting service on a commission based success fee. The Company charges the customer 20% of the money received as a success fee. The fee is due within 7 days of the client receiving funds from the Meaningful Use program. We presently have four to six year agreements in place depending on whether the client is qualified to receive Medicaid or Medicare Meaningful Use incentive program funding.

The Company’s third focus is a customizable ONC (Office of National Coordinator) approved EHR (Electronic Heath Records) software that meets Meaningful Use guidelines and requirements and can provide practice management for a doctor or dentist. We presently have launched two EHR’s, our iCoreMD and iCoreDental.

Each of our products complement each of our other products and can be combined, but can also be purchased as separate products that create value and efficiency for our customer base.

Ultimately, we are offering productivity tools and “Must Have” services to physicians, an audience representing a highly desirable demographic with high disposable income. iCoreConnect is becoming a trusted source to this targeted market and has developed a non-intrusive manner to reach those members of this audience who would be willing to pay for that access.

SECURE COMMUNICATION

iCoreConnect’s iCoreExchange is an information exchange platform that offers NHIN Direct secure messaging services within a professional networking architecture. It is a flexible communication and health information transport system that features interoperability between disparate EHR, HIE and HISP systems, PPOs, and MCOs. The communication features of the exchange platform can easily be applied to establish a secure communication link between healthcare providers, healthcare facilities, and patients.  This communications network can;

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Provide secure communication between all healthcare stakeholders including patients;
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Reduce communication cost while increasing the quality of the encounter providing better health outcomes;
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Replace direct mail, e-mail blasts and faxing to communicate with the network’s user base;
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Increase the business/service opportunities to clients at all levels by using modern communication methods linked to secure messaging with attachments;
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Deliver a wide variety of communication options inside or outside our HIPAA compliant network;
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Provide interoperable communication to its partners’ healthcare providers in support of the ONC’s Meaningful Use Regulations; and
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Reduce communication and marketing costs while increasing and providing additional and valuable communication options to the users of the network

INTEROPERABILITY

iCoreConnect’s iCoreExchange provides a unique tool within today’s HIPAA compliant environment that enhances the use of EHR systems at all levels of the healthcare spectrum.  In a word that tool is “interoperability.”  With almost 2,400 disparate EHR systems currently in the market, it has become increasingly common for a practitioner to find that despite a significant fiscal and operational investment in an electronic health system, a practitioner is unable to use the EHR system to satisfy one of the most basic clinical care management functions:  communicating with another provider.  Why?   Because most EHR systems are designed and built to be functional only for those providers using the same EHR system.   If another practitioner (or hospital system or ancillary service) has a different EHR system, communication is difficult.

iCoreConnect has solved this problem with its design of its iCoreExchange.  Recently, iCoreConnect has integrated the federal government’s “Direct” technology and placed it into its own network.  By integrating the iCoreConnect iCoreExchange platform into the service set provided by any of its partners, providers have a cutting-edge tool for making intra-provider communication a reality.

Most EHR networks have semi-qualified secure systems that are mostly designed for those practices within their own network. The real challenge of efficiently transitioning to an EHR system is the ability to transmit medical data outside an established EHR network. For example, a hospital may have one of the Hospital Information Systems (HIS) that serves as a transport and communication network to its referral network of medical practices. Our EHR and /or HIE healthcare partner community can reap the direct benefits of iCoreConnect’s iCoreExchange which include:

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A combination of low-cost and easy-to-use technology offering an interoperable health information infrastructure that allows for all providers, including those outside the provider’s EHR system, to become interconnected (a primary requirement of Meaningful Use certification and one of the last steps in qualifying for federal incentive funds.)
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A HIPAA-compliant platform offering the speed and efficiency of the internet to transmit, transport and communicate patient-specific information including records, files, images and any other attachments to users of its secure messaging system (all structured within the NHIN Direct Solution).
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Organized Strategic Alliances that create a value-added proposition that can benefit an individual practice, IPA or healthcare facility. These alliances include EHR services, Crossover EHR technologies, and Interoperability of CCDA / CCR / CDC files all with a secure communications environment.
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The opportunity to leverage the many advantages that professional-based networks offer in terms of growth and rapid adoption:

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Creating a private communications network;
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Emulating real-time day-to-day clinical workflow using secure communications;
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Sending and receiving referrals electronically;
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Access to other communities, work groups and referral groups within iCoreConnect’s iCoreExchange platform; and
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Attracting new healthcare providers, facilities and insureds.

Simply put, iCoreConnect can:

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Provide secure communication to the entire healthcare community regardless of which EHR, HIS, or HIE system is currently used by the local practice, hospital or healthcare facility;
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Provide the interoperable solution required for providers to become Meaningful Use Compliant and, in most cases, qualify for Meaningful Use Incentive funds; and
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Offer a private label network to EHR companies, medical centers, local, state and regional Health Information Exchanges that is truly interoperable.

PATIENT PORTAL

The move to Electronic Health Records adds a new dimension that enhances patients as participants in their own decisions, treatments and care processes. As patients become more involved in the healthcare process they will need and want more immediate access to their records. Patient portals are in use today on a limited basis, but the real security and protection of patient specific information is still suspect within these portals. iCoreConnect has built a patient portal designed to provide secure access to patient records thereby assisting in the process of involving patients in their healthcare decisions and making access to their own records easier, efficient and timely. The iCoreConnect Portal uses encrypted communications within the portal that far exceed the current mandate by the ONC, making it the most secure solution for the transmission of patient’s records currently available in the marketplace.

The iCoreConnect iCoreMD and iCoreDental networks have patient portals already built into the basic service provided by the exchange. This portal has a basic design that provides the following:

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Immediate access to patient records which is one of the foundation blocks that prompted the transition from paper to electronic medical records aimed at reducing healthcare costs through better communication, elimination of duplicate tests, and providing more accurate diagnosis regardless of time or distance from the originating entity - physician, lab or imaging center;
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Patient access to their medical records 24 hours per day 7 days per week;
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Patients can download, print or transfer the health records at their discretion to whomever they choose; and
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Patient having the ability to electronically communicate with their doctor via the patient portal in a HIPAA secure manner

ATTRIBUTES OF OUR PRODUCTS AND SERVICES

REVENUE

Revenue is derived from the following sources:

Network Subscriptions

The iCoreExchange is a HIPAA compliant messaging exchange that adheres to and exceeds industry compliancy for security and HIPAA regulations. It is a cloud based product with an annual subscription billed monthly.

EHR Sales and Service

We have developed two electronic health records software systems (EHR) and have added them to our product portfolio. iCoreMD is specific to medical doctors and has Practice Management tools as well as Meaningful Use reporting requirements embedded into the software. The doctor can purchase or lease the software, with software license pricing varying depending on the options selected, ranging from $12,000 - $50,000 per user.

Meaningful Use Consulting

iCoreConnect has developed a Meaningful Use Consulting Division assisting both medical and dental healthcare providers becoming “Meaningful Use” compliant to qualify for federal incentive funds under the Federal Meaningful Use Incentive Funds Program. The Meaningful Use program pays providers up to $63,750 and iCoreConnect receives approximately 20% of what the doctor is paid that year. The contract is generally for 6 years which correlates to the Meaningful Use time line.

ICD Coding Software

ICD Coding Software provides the 10th revision of the International Statistical Classification of Diseases and Related Health Problems (ICD), a medical classification list by the World Health Organization (WHO). It contains codes for diseases, signs and symptoms, abnormal findings, complaints, social circumstances, and external causes of injury or diseases.

Industry Overview and the Company’s Operating Environment

Competition

The Company experiences competition from a variety of sources with respect to virtually all of its products and services.  The Company knows of no single entity that competes with it across the full range of its products and systems; however, each of the lines of business in which the Company is engaged is highly competitive.  Competition in the markets served is based on a number of considerations, which may include price, technology, applications, experience, know-how, reputation, service and distribution.  While we believe we offer a unique combination of products and services, such as the iCoreExchange and our customizable Practice Management software a number of competitors offer one or more similar products and services in one or more of our niche markets.

Health Information Exchanges (HIEs) are products that facilitate the dissemination of healthcare information electronically across organizations within a region or community. An HIE provides the capability to electronically move clinical information among disparate health care information systems while maintaining the data integrity of the information being exchanged. The goal of an HIE is to facilitate access to and retrieval of clinical data to provide safer, more timely, efficient, effective, equitable, patient centered care. An HIE is also useful to state public health authorities to assist in the analyses of the population

We compete with most HIE companies in that their applications typically encapsulate certain of the functionality that iCoreConnect offers in addition to their core function of more primary data exchange. These products and services are secure messaging, electronic referrals and CCR/CCD exchange. The additional functions we offer are the ability to integrate fully with EMRs and to centralize data pulled from multiple, disparate information systems. Most HIE systems or projects are still focused on interoperability and exchange of patient specific information within their organizations. iCoreConnect offers HIEs the opportunity to provide a comprehensive interoperability that can extend beyond their membership thereby making the transition from paper to electronic health records more relevant to their membership. Although the HIEs could be considered competitors, we believe that we can work together with the HIEs to enhance their offerings to members and non-members by making their service valuable-added and function as originally intended.

Competitive Strengths

The key advantages of our products and services include:

Secure, private, scalable and reliable.

Our services have been designed to provide our customers with privacy and high levels of performance, reliability and security. We have built, and continue to invest in, a comprehensive security infrastructure, including firewalls, intrusion detection systems, and encryption for transmissions over the Internet, which we monitor and test on a regular basis. We have built and maintain a multi-tenant application architecture that has been designed to enable our service to scale securely, reliably and cost effectively. Our multi-tenant application architecture maintains the integrity and separation of customer data while still permitting all customers to use the same application functionality simultaneously.

Rapid deployment and lower total cost of ownership.

Our services can be deployed rapidly since our customers do not have to spend time procuring, installing or maintaining the servers, storage, networking equipment, security products or other hardware and software. We enable customers to achieve up-front savings relative to the traditional enterprise software model. Customers benefit from the predictability of their future costs since they generally pay for the service on a per subscriber basis for the term of the subscription contract.

High levels of user adoption.

We have designed our products and services to be intuitive and easy to use. Our products and services contain many tools and features recognizable to users of popular consumer web services, so users have a more familiar user experience than typical EHR applications. As a result, our users can often use and gain benefit from our solutions with minimal training. We have also designed our products and services to be used on popular mobile devices, making it possible for people to conduct business from their phones.

Competitive Strategy

Key elements of our strategy include:

Extending existing service offerings.

We offer multiple patient claims billings, processing and coding functions to meet the needs of customers with differing health care disciplines and we have designed our solutions to easily accommodate new features and functionality. We intend to continue to expand all of our products and services with new features, functions and increased security through our own development, acquisitions and partnerships.

Cross selling and upselling.

We see significant opportunity to deepen our relationships with our existing customers. As our customers realize the benefits of our products and services, we aim to upgrade the customer to sell more value-added products and services, ultimately becoming our customers' trusted advisors, inspiring health care service transformation.

Expanding into new horizontal markets.

As part of our growth strategy, we are delivering innovative solutions in new categories, including analytics, claims coding and processing. We drive innovation both organically and through acquisitions.

Targeting vertical markets.

In order to meet the needs of our customers in certain industries, we also provide solutions specifically built for certain vertical industries, such as financial services and government.

Extending go to market capabilities.

We believe that our offerings provide significant value for businesses of any size. We will continue to pursue businesses of all sizes in the health care, financial and government agency businesses, primarily through our direct sales force and partnerships. We have steadily increased and plan to continue to increase the number of direct sales professionals we employ, and we intend to develop additional distribution channels for our products and services.

In addition to the key elements of our business strategy described above, from time to time, we evaluate opportunities to acquire or invest in complementary businesses, services and technologies, and intellectual property rights.

SALES AND MARKETING

iCoreConnect Marketing

Our marketing strategy consists of building our brand by creating a company and product presence in the healthcare industry through our partner relationships as well as direct outreach to physicians, physician associations and dentists and our presence at conferences and events in order to raise our visibility within the industry.  We conduct product demonstrations and consult with potential customers such as physicians and dentists by means of on-line presentations, in person sales calls, trade shows, speaking engagements, on-line seminars and national medical association meetings.  We have also developed programs to expand the iCoreConnect user base through invitations by existing users to their colleagues to communicate through the iCoreConnect Exchange.

iCoreConnect markets with a direct sales force that covers the nation. Our target market ranges from a single doctor to hospital groups covering many states. We also have expanded our marketing efforts to trade shows as well as educational speaking engagements to educate the marketplace on the HIPAA regulations and security requirements in the healthcare field. Our products solve problems created by many of the HIPAA regulations and security concerns that are prevalent in our industry.

EMPLOYEES

As of December 31, 2017, June 30, 2017 and 2016, the Company had 17, 12 and 16 full-time employees, respectively.

Item 1A. Risk Factors.

The risks and uncertainties described below are those that we believe are the material risks and uncertainties related to our business. If any of the following risks and uncertainties occur, our business, prospects, financial condition, operating results and cash flows could be adversely affected in amounts that could be material.

Risks Related to the Company’s Internal Control Over Financial Reporting

Our management has identified material weaknesses in the Company’s internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements. We may not be able to fully address the material weaknesses in our internal controls or provide assurance that remediation efforts will prevent future material weaknesses. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and the Sarbanes-Oxley Act of 2002 and SEC rules require that our management report annually on the effectiveness of the Company’s internal control over financial reporting and our disclosure controls and procedures. Among other things, our management must conduct an assessment of the Company’s internal control over financial reporting to allow management to report on the effectiveness of the Company’s internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our management determined that we have material weaknesses in the Company’s internal control over financial reporting related to (i) the oversight and monitoring of operating unit compliance with accounting and reporting policies and procedures (ii) controls to ensure accurate and complete financial statement disclosures and (iii) lack of GAAP expertise.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We are conducting a thorough review of our internal controls procedures in order to develop a remediation plan to address our internal control weaknesses. However, future additional material weaknesses in the Company’s internal control over financial reporting may also be identified in the future. Any failure to implement or maintain required new or improved controls, or any difficulties we encounter in their implementation, could result in additional material weaknesses, or could result in material misstatements in our consolidated financial statements. The possibility of such future additional misstatements could cause us to delay filing our financial statements on a timely basis and result in noncompliance with covenants in our credit facilities, which could limit or suspend our access to working capital, which in turn could cause us to curtail or cease doing business altogether. Any such future misstatements in our publicly filed financial statements may impose upon us a requirement to restate such financial results. In addition, if we are unable to remediate successfully the material weaknesses in our internal controls or if we are unable to produce accurate and timely financial statements, our stockholders could lose confidence in our ability to effectively protect their investments in us.

Although we are working to remedy the ineffectiveness of the Company’s internal control over financial reporting, there can be no assurance as to when our changes in our internal controls will be fully implemented, the aggregate cost of implementation or whether the remediation plan will be adequate and effective. Until our remediation plan is fully implemented, our management will continue to devote significant time and attention to these efforts. If we do not complete our remediation in a timely fashion, or at all, or if our remediation plan is inadequate or ineffective, there also will continue to be an increased risk that we will be unable to timely file future periodic reports with the SEC and that our future financial statements could contain errors that will be undetected. Further and continued determinations that there are material weaknesses in the effectiveness of the Company’s internal control over financial reporting could also adversely affect our ability to attract new investments, as well as severely adversely affect our ability to retain existing financing or obtain, if at all, future financing on reasonable or acceptable terms.

Our business is difficult to evaluate because we have a limited operating history.

Because we have a limited operating and revenue generating history, we do not have significant historical financial information on which to base planned revenues and operating expenses.  Revenues for the six months ended December 31, 2017 were only $206,000 and revenues for the fiscal years ended June 30, 2017 and June 30, 2016 were $568,000 and $442,000, respectively. We expect to experience fluctuations in future quarterly and annual operating results that may be caused by many factors, including:

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our ability to achieve significant sales for our products and services;

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the cost of technology, software and other costs associated with the production and distribution of our products and services;

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the size and rate of growth of the market for Internet products and online content and services;

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the potential introduction by others of products that are competitive with our products;

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the unpredictable nature of online businesses and e-commerce in general; and

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the general economic conditions in the United States and worldwide.

In view of the foregoing, our results of operations and projections of future operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Our quarterly results are likely to fluctuate and our stock price and the value of our common stock could decline substantially.

Our quarterly results are likely to fluctuate. For example, some of the important factors that may cause our revenues, operating results and cash flows to fluctuate from quarter to quarter include:

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our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;
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the attrition rates for our services;
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variations in the revenue mix of our services and growth rates of our cloud subscription and support offerings;
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the number of new employees;
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changes in our pricing policies and terms of contracts, whether initiated by us or as a result of competition;
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the cost, timing and management effort for the introduction of new features to our services;
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the costs associated with acquiring new businesses and technologies and the follow-on costs of integration and consolidating the results of acquired businesses;
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the rate of expansion and productivity of our sales force;
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the length of the sales cycle for our services;
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new product and service introductions by our competitors;
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our success in selling our services to large enterprises;
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evolving regulations of cloud computing and data transfer restrictions and similar regulations; and
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technical difficulties or interruptions in our services.

Under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), we face potential liability related to the privacy of health information we obtain.

Most health care providers, from which we may obtain patient information, are subject to privacy regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, or HIPAA.  Although we are not directly regulated by HIPAA, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a health care provider that has not satisfied HIPAA’s disclosure standards.  Further, we may face civil liability if our HIPAA compliant system fails to satisfy its disclosure standards.  Claims that we have violated individuals’ privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We believe that we meet the HIPAA requirements currently in effect that are applicable to our internal operations and our clients.  However, if we are unable to deliver applications solutions that achieve or maintain compliance with the applicable HIPAA rules in effect, or as they may be modified or implemented in the future, then customers may move their business to application solution providers whose systems are, or will be, HIPAA compliant.  As a result, our business could suffer.

If our security measures or those of our third-party data center hosting facilities, cloud computing platform providers, or third-party service partners, are breached, and unauthorized access is obtained to a customer’s data, our data or our IT systems, our services may be perceived as not being secure, customers may curtail or stop using our services, and we may incur significant legal and financial exposure and liabilities.

Our services involve the storage and transmission of our customers’ patient’s health and other sensitive data, including personally identifiable information. Security breaches could expose us to a risk of loss of this information, litigation and possible liability. While we have security measures in place, they may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our IT systems, our customers’ data or our data, including our intellectual property and other confidential business information. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data, our data or our IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third-party technology providers to access their customer data, and some of our customers may not have adequate security measures in place to protect their data that is stored on our services. Because we do not control our customers or third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our software, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

Our ability to deliver our software is dependent on the development and maintenance of the infrastructure of the Internet by third parties.

The Internet’s infrastructure is comprised of many different networks and services that are highly fragmented and distributed by design. This infrastructure is run by a series of independent third party organizations that work together to provide the infrastructure and supporting services of the Internet under the governance of the Internet Corporation for Assigned Numbers and Names (ICANN) and the Internet Assigned Numbers Authority (IANA), now under the stewardship of ICANN.

Even though the Internet has never experienced an outage, some providers to portions of its infrastructure have experienced outages and other delays as a result of damages, denial of service attacks or related cyber incidents, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage or result in fragmentation of the Internet, resulting in multiple separate Internets. These scenarios are not under our control and could reduce the availability of the Internet to us or our customers for delivery of our Internet-based services. Any resulting interruptions in our services or the ability of our customers to access our services could result in a loss of potential or existing customers and harm our business.

Our business will not succeed if we are unable to keep pace with rapid technological changes.

Our services and products are impacted by rapidly changing technology, evolving industry standards, emerging competition and frequent new use, software and other product introductions.  There can be no assurance that we can successfully identify new business opportunities or develop and bring new services or products to market in a timely and cost effective manner, or those services, products or technologies developed by others will not render our services or products non-competitive or obsolete.  In addition, there can be no assurance that our services, products or enhancements will achieve or sustain market acceptance or be able to address compatibility, interoperability or other issues raised by technological changes or new industry standards.

 If we suffer system failures or overloading of computer systems, our business and prospects could be harmed.  The success of our online offerings is highly dependent on the efficient and uninterrupted operation of our computer and communications hardware systems.  Fire, floods, earthquakes, power fluctuations, telecommunications failures, hardware “crashes,” software failures caused by “bugs” or other causes, and similar events could damage or cause interruptions in our systems.  Computer viruses, electronic break-ins or other similar disruptive problems could also adversely affect our websites.  If our systems, or the systems of any of the websites on which we advertise or with which we have material marketing agreements, are affected by any of these occurrences, our business, results of operations and financial condition could be materially and adversely affected.

The establishment of our brand is important to our future success.

Establishing and maintaining a brand name and recognition is critical for attracting and expanding our client base.  The promotion and enhancement of our name depends on the effectiveness of our marketing and advertising efforts and on our success in continuing to provide high-quality services, neither of which can be assured.  If our brand marketing efforts are unsuccessful, our business could fail.

Our business could suffer if we are unable to protect our intellectual property rights or are liable for infringing the intellectual property rights of others.

We have certain trademarks, trade dress, trade secrets and other similar intellectual property which are significant to our success, and we rely upon related law, trade secret protection, and other confidentiality and license agreements with our employees, strategic partners, and others to protect our proprietary rights to the extent such protection is available and enforceable.  Such protection has only limited effectiveness.  The development of the Internet has also increased the ease with which third parties can distribute our copyrighted material without our authorization.

We may seek to pursue the registration of additional trademarks, trade dress and trade secrets in the United States and, based upon anticipated use, in certain other countries.  We may not be entitled to the benefits of any such registration for an extended period due to the cost and delay in effecting such registration.  In addition, effective trademark and trade secret protection may not be available in every country in which our products are available.  We expect that we may license, in the future, elements of our trademarks, trade dress and other similar proprietary rights to third parties.  Further, we may be subject to claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and intellectual property rights of third parties by us and our licensees.

Other parties may assert claims of infringement of intellectual property or other proprietary rights against us.  These claims, even if without merit, could require us to expend significant financial and managerial resources.  Furthermore, if claims like this were successful, we might be required to change our trademarks, alter our content or pay financial damages, any of which could substantially increase our operating expenses.  We also may be required to obtain licenses from others to refine, develop, market and deliver new services.  We may be unable to obtain any needed license on commercially reasonable terms or at all, and rights granted under any licenses may not be valid and enforceable.

Our financial statements are prepared assuming we are a going concern.  We require substantial additional capital to continue as a going concern which if not obtained could result in a need to curtail or cease operations.

The Company has historically funded operations through debt financing arrangements and the sale of stock. We require substantial additional funding to execute on our business plan successfully and provide for our future operating and capital expenditure requirements.  The exact amount of funds raised, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake.  No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us.  If we are not able to raise additional capital, our business will suffer or we could be forced to cease operations.

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.  We have sustained recurring net losses and have deficits in working capital and total stockholders’ equity. These factors raise substantial doubt about our ability to continue as a going concern.

Our success will be limited if we are unable to attract, retain and motivate highly skilled personnel.

Our future success will depend on our ability to attract, retain and motivate highly skilled programing, management, sales and other key personnel.  Competition for such personnel is intense in the Internet industry, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel.  In addition, our ability to generate revenues relates directly to our personnel in terms of both the numbers and expertise of the personnel we have available to work on our projects.  Moreover, competition for qualified employees may require us to increase our cash or equity compensation, which may have an adverse effect on earnings.

We are also dependent on the services of our executive officers and key consultants and independent agents.   There can be no assurance, however, that we can obtain executives of comparable expertise and commitment in the event of death, or that our business would not suffer material adverse effects as the result of the death, disability or voluntary departure of any such executive officer.  Further, the loss of the services of any one or more of our key employees or consultants could have a materially adverse effect on our business and our financial condition.  In addition, we will also need to attract and retain other highly skilled technical and managerial personnel for whom competition is intense.  If we are unable to do so, our business, results of operations and financial condition could be materially adversely affected.

Any system failure or slowdown could significantly harm our reputation and damage our business.

System failures would harm our reputation and reduce our attractiveness to customers.  In addition, the users of the services we maintain for our customers depend on Internet service providers, online service providers and other web site operators for access to our web sites.  Some of these providers and operators have experienced significant outages in the past, and they could experience outages, delays and other difficulties due to system failures unrelated to our systems.

We compete in a highly competitive market and many of our competitors have greater financial resources and established relationships with major corporate customers.

Our future profitability depends on our ability to compete successfully by continuing to differentiate our products and services from the products and services of our competitors.  If one or more of our competitors begins to offer integrated, Internet Based, HIPAA Compliant healthcare information collaboration solutions, there may be a material adverse effect on our business, financial condition or operating results.  We believe that our ability to compete successfully depends on a number of factors, including:

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our ability to produce products that are superior in quality to that of our competitors and get those products and services to market first;
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our ability to deliver our products and services at a price that remains competitive with that of our competitors;
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our ability to respond promptly and effectively to the challenges of technological change, evolving standards, and our competitors’ innovations;
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the scope of our products and services and the rate at which we and our competitors introduce them;
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customer service and satisfaction; and
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industry and general economic trends.

We may be exposed to liability for publishing or distributing content over the Internet.

We may be subject to claims relating to content that is published on or downloaded from our website or the websites we operate for our customers.  We also could be subject to liability for content that is accessible from our website through links to other websites.

We presently carry no insurance policies that cover losses that may occur due to failures or interruptions in our systems.

The disclosure or misuse of data we collect could harm our business.

If third parties are able to penetrate our network security or otherwise misappropriate our users’ personal information, we might be subject to liability.  These could include claims for impersonation or other similar fraud claims.

Regulatory developments in the future related to the Internet could create a legal uncertainty; such developments could materially harm our business.

We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet.  However, it is possible that a number of laws and regulations will be adopted with respect to the Internet, covering issues such as user privacy, pricing, characteristics, e-mail marketing and quality of products and services.  Such laws and regulations could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as an communications and commercial medium, and could thereby have a material adverse effect on our business, results of operations and financial condition.

We may be required to issue more shares of Common Stock upon the exercise of outstanding warrants, as part of raising additional capital, resulting in dilution of the ownership of our existing stockholders.

The exercise of outstanding warrants could result in substantial numbers of additional shares of Common Stock being issued, which will dilute existing stockholders’ potential ownership interests and may cause our stock price to decline.

As of December 31, 2017, we had issued warrants to purchase an aggregate of 7,643,003 shares of Common Stock. During the terms of the warrants, the holders thereof are given an opportunity to benefit from a rise in the market price of the Common Stock, with a resultant dilution of the interests of existing stockholders.  The existence of these warrants could make it more difficult for us to obtain additional financing while such securities are outstanding.

We are vulnerable to changes in general economic conditions.

We are affected by certain economic factors that are beyond our control, including changes in the overall economic environment

Legal proceedings could lead to unexpected losses.

From time to time during the normal course of carrying on our business, we may be a party to various legal proceedings through private actions, class actions, administrative proceedings, regulatory actions or other litigations or proceedings. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. In the event that management determines that the likelihood of an adverse judgment in a pending litigation is probable and that the exposure can be reasonably estimated, appropriate reserves are recorded at that time pursuant to the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 450, “Contingencies.” The final outcome of any litigation could adversely affect operating results if the actual settlement amount exceeds established reserves and insurance coverage.

Risks Related to the Company’s Timely Filing of SEC filings including financial statements

The Company has not filed financial statements with the SEC since March 2015 and as a result the SEC revoked registration of our securities.  The Company’s management has taken actions to remedy the material weaknesses in our internal controls that was the cause of not being able to file timely with the SEC.  However there are no assurances that we have remediated this  fully and there is the risk that we will file untimely in the future causing us to not be in accordance with SEC filing requirements, limiting our ability to register shares and possibly revoking our securities.

We may engage in merger and acquisition activity from time to time and may not achieve the contemplated benefits from such activity.

Achieving the contemplated benefits from such activity may be subject to a number of significant challenges and uncertainties, including integration issues, coordination between geographically separate organizations, and competitive factors in the marketplace. We could also encounter unforeseen transaction and integration-related costs or other circumstances such as unforeseen liabilities or other issues. Any of these circumstances could result in increased costs, decreased revenue, decreased synergies and the diversion of management time and attention. If we are unable to achieve our objectives within the anticipated time frame, or at all, the expected benefits may not be realized fully or at all, or may take longer to realize than expected, which could have an adverse effect on our business, financial condition and results of operations, or cash flows. Any of these risks could harm our business. In addition, to facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, which may affect our ability to complete subsequent acquisitions or investments, and which may affect the risks of owning our common stock.

A system failure or breach of system or network security could delay or interrupt services to our customers or subject us to significant liability.

We have implemented security measures such as firewalls, virus protection, intrusion detection and access controls to address the risk of computer viruses and unauthorized access. However, there can be no assurances that any of these efforts will be adequate to prevent a system failure, accident or security breach, any of which could result in a material disruption to our business. In addition, substantial costs may be incurred to remedy the damages caused by any such disruptions.

Item 2. Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING INFORMATION

This report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to expectations concerning matters that (a) are not historical facts, (b) predict or forecast future events or results, or (c) embody assumptions that may prove to have been inaccurate. These forward-looking statements involve risks, uncertainties and assumptions. When we use words such as “believe,” “expect,” “anticipate” or similar expressions, we are making forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot give readers any assurance that such expectations will prove correct. The actual results may differ materially from those anticipated in the forward-looking statements as a result of numerous factors, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors discussed in the sections entitled Item 1A, “Risk Factors” and “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” All forward-looking statements attributable to us are expressly qualified in their entirety by the factors that may cause actual results to differ materially from anticipated results. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date hereof. We undertake no duty or obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in Item 1A of this document as well as in other documents we file from time to time with the SEC for an understanding of the negative variables that can affect our business and results of operations.

Company Overview

About the Company

The Company has continued the successful development and enhancement of our cloudbased software solutions for medical and dental practices, the development of the Company's internal processes and staff, and the laying of a solid foundation for future market penetration and growth. The Company’s current focus is on four different revenue streams provided by: (1) iCoreConnect’s cloudbased messaging exchange, iCoreExchange (the “Exchange”), which allows physicians, patients and other members of the healthcare community to exchange patientspecific healthcare information securely via the internet, while maintaining compliance with all current Health Insurance Portability and Accountability Act (“HIPAA”) regulations, (2) customized electronic health record platform technology that is specifically tailored to provide specialized medical and dental practices with a technology that conforms to workflows of a particular medical discipline (3) the Company’s Meaningful Use Consulting Division, that assists both medical and dental healthcare providers becoming “Meaningful Use” compliant to ultimately qualify for federal incentive funds under the Federal Meaningful Use Incentive Funds Program, and (4) International Statistical Classification of Diseases and Related Health Problems (ICD) coding software, a medical classification list by the World Health Organization (WHO). iCoreConnect’s integrated software and service offering enables doctors to comply with the regulatory burden associated with secure HIPAAcompliant medical records transport with no change in healthcare delivery workflows.

Software Products and Services

Due to current HIPAA regulations, physicians and healthcare providers have been prohibited from electronically exchanging unencrypted personal health information. There has been no cost effective platform for transferring this information in a HIPAA compliant environment. We set out to solve this problem.

We provide customizable secure cloud based software. iCoreConnect currently markets four different software products: iCoreExchange, iCoreSecure, iCoreMD, and iCoreDental. In addition, the Company has a Meaningful Use division.

Meaningful Use - The American Recovery Act of 2009 allocated $45 Billion for Medicare and Medicaid Incentives. There is approximately 50% of the allocation remaining through 2018. This represents a huge opportunity to capture a large piece of market share. It is estimated that less than 50% of Physicians, who have the ability to do, so and less than 8% of Dentists have qualified for a Meaningful Use incentive. The Federal Government has extended the deadline for two additional years as they are unhappy with the deployment rate. This gives iCoreConnect an opportunity to capitalize on the large sum of Meaningful Use funds available. Further, we have developed a program for dentists which is largely being ignored by most other vendors.

With the feedback from all the Meaningful Use consulting we have done, we have determined that there is a huge opportunity to sell electronic health records (EHR) software to physicians and dentists. Practices that utilize an approved EHR software that is ONC certified, allows a physician or dentist to qualify for Meaningful Use incentive dollars up to a maximum of $63,750 per physician or dentist.

Our first product launch, our iCoreExchange, occurred in our fiscal quarter ended March 31 2014 and our iCoreDental and iCoreMD products were launched in our fiscal quarter ended September 30, 2014.

iCoreExchange – The Health Insurance Portability and Accountability Act of 1996 (HIPAA) precludes the electronic transfer of personal health information by unsecured means. Given that standard email has been deemed insecure, a huge bottleneck exists in the flow of patient information. Factor in the HIPAA fines that range from $50,000 up to $1,500,000 per violation virtually mandates the need for our iCoreExchange.

iCoreConnect’s iCoreExchange offers Hospitals, IPAs, State HIEs, and doctor and dental practices the extensive functionality needed to demonstrate Meaningful Use as defined by the Federal Department of Health and Human Services. Our iCoreExchange provides a secure, HIPAA compliant email solution using the NHIN Direct protocol required by Meaningful Use Stage 2, that allows doctors to send and receive secure email, with attachments, to and from other healthcare professionals in the network. Our iCoreExchange also provides a secure email mechanism to communicate with users outside the exchange - e.g. patients and referrals. The iCoreExchange gives its users the ability to build a community, access other communities and increase referrals and collaboration. Our exchange allows the end user to email in a HIPAA compliant manner while also sending a CCDA or CCR file with discrete data which then can be opened up on any EHR system.

After iCoreExchange, we launched our first fully developed EHR software for the medical community called iCoreMD. iCoreMD was launched in response to input from doctors telling us they wanted cloud based software that had more flexibility than the current medical products in the marketplace. We responded and launched iCoreMD in the summer of 2014. Shortly thereafter we released our third software product, iCoreDental, which was specifically tailored toward the dental market.

iCoreMD and iCoreDental are complete ONC, cloud based, certified ambulatory EHRs that allow full practice management for the provider. The software tracks patient demographics, scheduling, billing, electronic medical records, electronic claims, e-prescriptions and has multiple reporting capabilities.

We achieved ONC certification for both iCoreMD and iCoreDental in November of 2015. ONC certification allows our software to meet the current Meaningful Use guidelines which allows doctors and dentists to receive up to $63,750 from the Federal government. ONC certification also confirms that our software meets all currently required clinical measures as well as security measures and interoperability that are required by the government. The certificate number for our iCoreDental and iCoreMD software is 150120r0.

In November 2017, we purchased ICD Coding Software that provides the coding standards for the 10th revision of the International Statistical Classification of Diseases and Related Health Problems (ICD), a medical classification list by the World Health Organization (WHO). It contains codes for diseases, signs and symptoms, abnormal findings, complaints, social circumstances, and external causes of injury or diseases.

Recent newscasts have been replete with reporting regarding many breaches of consumers personal information. We used our expertise and development capabilities from our HIPAA compliant iCoreExchange and developed a fifth product - iCoreSecure. iCoreSecure is an encrypted email solution for anyone that needs encrypted email to protect personal and financial data. iCoreSecure could be used in the insurance, real estate, financial and many other industry sectors that have a need for secure encrypted email.

We will continue to develop and create cloud based products the marketplace is requesting as we deem them financially viable.

Operations

Financing

We are currently funding the business capital requirements through sales of our common stock and debt arrangements.  While we intend to seek this funding, if revenue increases to a point where we are able to sustain ourselves and increase our budget to match our growth needs, we may significantly reduce the amount of investment capital we seek.  The amount of funds raised and revenue generated, if any, will determine how aggressively we can grow and what additional projects we will be able to undertake.  No assurance can be given that we will be able to raise additional capital, when needed or at all, or that such capital, if available, will be on terms acceptable to us.  If we are unable to raise sufficient additional capital in the current private bridge offering, we could be required to substantially reduce operations, terminate certain products or services or pursue exit strategies. Up to this point we have been able to raise capital on an as needed basis to supplement our monthly revenue.

As of December 31, 2017, we required approximately $125,000 per month to fund our operations.  This amount may increase as we expand our sales and marketing efforts and continue to develop new products and services; however, if we do not raise additional capital in the near future or if revenue does not begin to grow as expected we will have to curtail our spending and downsize our operations.  Our cash needs are primarily attributable to funding and expanding our development capabilities, sales and marketing efforts, strengthening technical and helpdesk support, satisfying existing obligations and building administrative infrastructure, which includes the costs and professional fees associated with being a public company.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon the financial statements, which have been prepared in accordance with generally accepted accounting principles as recognized in the United States of America. The preparation of these financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Going Concern

The accompanying audited financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. The Company has incurred operating losses to date and has an accumulated deficit, total stockholders’ deficit and net working capital deficit at December 31, 2017. The Company’s activities have been primarily financed through bridge loans, convertible debentures, and private placements of equity securities. The Company seeks to raise additional capital through the issuance of equity securities to fund its operations. Such financing may not be available on terms satisfactory to the Company, if at all.

Management has been able to develop an improved healthcare communications system and has been able to attract alliances with strategic partners to generate increased revenues which will sustain the Company. While management believes in the viability of its strategy to increase revenues and in its ability to raise additional funds, there can be no assurances to that effect. Management’s ability to continue as a going concern is ultimately dependent upon its ability to continually increase the Company’s customer base and realize increased revenues from signed contracts. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Revenue Recognition

We have 4 primary sources of revenue:

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Electronic Health Records (EHR) licenses
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Encrypted & HIPAA Compliant Secure email
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Meaningful Use Consulting
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ICD Coding Software

Revenue from EHR software licensing arrangements include private cloud hosting services provided to clients that have purchased a perpetual or specific term license to our EHR software solution and are contracted with us to host the software. These arrangements provide the client with a contractual right to take possession of the software at any time during the private cloud hosting period without significant penalty and it is feasible for the client to either use the software on its own equipment or to contract with an unrelated third party to host the software. Private cloud hosting services are not deemed to be essential to the functionality of the software. Due to the fact that our EHR software product has only been on the market since August of 2014, with standard license term of 5 years, we have limited Vendor Specific Objective Evidence (VSOE) for the price of the elements as required by Financial Accounting Standards Board (FASB) Accounting Standards Codification 605-25 (ASC 605-25). Therefore, the Company recognizes revenue from the sale of its EHR software as revenue on a straight line basis over the contract over the estimated life of the customer relationship (generally five years).

Encrypted Secure email services are provided on a fee basis as software as a service (“SaaS”) arrangements and are recognized as revenue ratably over the contract terms beginning on the date our solutions are made available to clients.  The length of a client service period is monthly over which such client has the right to use our SaaS Encrypted Secure email solution.

Meaningful Use Consulting service revenues are recognized for consulting services provided to physician and dental practices at the successful submission of the Meaningful Use application to the appropriate governmental agency. Revenue is recognized at the contracted percentage of the Meaningful Use incentive program on each annual government award received by the client and is required to be paid when payment is received by the physician or dental practice.

ICD Coding Software provides the 10th revision of the International Statistical Classification of Diseases and Related Health Problems (ICD), a medical classification list by the World Health Organization (WHO). It contains codes for diseases, signs and symptoms, abnormal findings, complaints, social circumstances, and external causes of injury or diseases. ICD coding services are provided on a fee basis as software as a service (“SaaS”) arrangements and are recognized as revenue ratably over the contract terms beginning on the date our solutions are made available to clients.  The length of a client service period varies from multi-year annually renewed to monthly over which such client has the right to use our ICD coding software solution.

Software Development Capitalization and Amortization

We account for software development costs, including costs to develop software products or the software component of products to be marketed to external users.

In accordance with ASC 985-730, Computer Software Research and Development, research and planning phase costs should be expensed as incurred and development phase costs including direct materials and services, payroll and benefits and interest costs may be capitalized.

We have determined that technological feasibility for our products to be marketed to external users was reached before the release of those products.  As a result, the development costs and related acquisition costs after the establishment of technological feasibility were capitalized as incurred.  Capitalized costs for software to be marketed to external users are amortized based on current and projected future revenue for each product with an annual minimum equal to the straight-line amortization over three years.

Income Taxes

The Company follows the asset and liability approach to accounting for income taxes.  Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse.  Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount, if any, expected to be realized in future years.

ASC 740, Accounting for Income taxes (‘ASC 740’), requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion more likely than not will not be realized.  We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative loss experience and expectations of future taxable income by taxing jurisdictions, the carry-forwarding periods available to us for tax reporting purposes and other relevant factors.

The Company has not recognized a liability for uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits or penalties has not been provided since there has been no unrecognized benefit or penalty. If there were an unrecognized tax benefit or penalty, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company files U.S. Federal income tax returns and various returns in state jurisdictions. The Company's open tax years subject to examination by the Internal Revenue Service and the state Departments of Revenue generally remain open for three years from the date of filing.

Stock Based Compensation

The Company estimates the fair value of each option award on the date of grant generally using a Black-Scholes option pricing model that uses the following assumptions. The Company estimates the fair value of its common stock using the closing stock price of its common stock on the date of the award. The Company estimates the volatility of its common stock at the date of grant based on its historical stock prices. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and post-vesting forfeitures. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future.

Impairment of Long-Lived Assets

We review long-lived assets for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with recently adopted accounting practices.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by reducing the carrying amount of the asset by the amount by which its carrying amount exceeds its fair value.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued jointly with the IASB, ASC 606 Revenue from Contracts with Customers, that provides guidance requiring entities to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company has evaluated the impact of the pronouncement on the financial reports which is required to be adopted January 1, 2018. The adoption of ASC 606 will materially impact our current revenue recognition policy for the sale of our EHR software solutions. Currently, we defer a portion of the contract consideration related to the software license. Under ASC 606, due to the elimination of VSOE, we will recognize this revenue up-front.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 requires debt issuance costs to be presented as a direct deduction from the carrying amount of the related debt rather than as an asset. The Company has retrospectively adopted this update, as required, and the amounts reclassified from other assets to a reduction of the carrying amount of the related debt in the accompanying Balance Sheets.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) intended to improve financial reporting about leasing transactions. The new guidance will require entities that lease assets to recognize on their balance sheets the assets and liabilities for the rights and obligations created by those leases and to disclose key information about the leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. We are currently evaluating the impact of this accounting guidance, including the timing of adoption.

In July 2017, the Financial Accounting Standards Board issued ASU No. 2017-11, “Accounting for Certain Financial Instruments with Down Round Features” (“Topic 480). This update changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The Company has begun to evaluate the impact of the pronouncement on the financial reports and has determined that it will not have a significant impact on the financial reports.

The Company does not believe that any other issued, but not yet effective accounting standards, if currently adopted, will have a material effect on the Company’s consolidated financial position, results of operations and cash flows.

Results of Operations

Overview. The following table sets forth our selected financial data for the periods indicated below and the percentage dollar increase (decrease) of such items from period to period:

(In thousands)	Stub 2017	FY 2017	FY 2016	Stub 17 / FY 2017	FY 17 / FY 16

Revenue	206	568	442	-64%	28%
Cost of sales	226	296	222	-24%	33%
Gross (loss) profit	(20)	272	220	-107%	24%

Expenses
General and administrative	1,410	2,319	2,387	-39%	-3%
Depreciation and amortization	160	262	192	-39%	37%
Loss from operations	(1,590)	(2,309)	(2,359)	31%	2%
Interest expense	(115)	(2,265)	(1,983)	95%	-14%

Net income (loss)	(1,705)	(4,575)	(4,337)	63%	-5%

The accompanying “Management’s Discussion and Analysis of Financial Condition and Results of Operations” provides a comparison of the amounts listed above.

Six Month Period Ended December 31, 2017 (“Stub 2017”) Compared to Fiscal Year Ended June 30, 2017 (“FY 2017 Period”)

Revenues. Net revenues of $206 for the Stub 2017 period decreased $362 or 64% compared to $568 for the FY 2017 period. The decrease was primarily due to a 99% decrease in Meaningful Use revenues, a 39% decrease in EHR software revenues and a 46% decrease in iCoreExchange revenues compared to FY 2017 Period.

Cost of sales. Cost of sales of $226 decreased 24% compared to the FY2017 period cost of sales of $296. The primary reason for the decrease was due to a 5% decrease in software implementation wages and related expenses, a 25% decrease in amortization of the software development costs, somewhat offset by a 18% increase in royalty payments compared to the FY 2017 Period.

General and administrative expenses. Selling, general and administrative expenses of $1,410 decreased $909 or 39% for the Stub 2017 period compared to $2,319 for the FY 2017 period. The decrease was primarily due to lower employee salaries and stock compensation expense that were 28% lower, Professional and Legal fees that were 43% lower and advertising expenses that were 70% lower than in the FY 2017 Period.

Depreciation and amortization expenses. Depreciation and amortization expenses of $160 were $102 lower than the $262 for the FY 2017 period. The decrease is primarily due to shorter period of time for amortization of software development expenses in the stub period.

Interest Expense. Interest expense of $115 decreased $2,150 or 95% compared to $2,265 in the FY 2017 period. The decrease is due to the decrease of long term debt to $1,400 as of June 30, 2017 compared to long term debt of $16,200 prior to the Recapitalization.

Fiscal Year Ended June 30, 2017 (“FY 2017 Period”) Compared to Fiscal Year Ended June 30, 2016 (“FY 2016 Period”)

Revenues. Net revenues of $568 for the FY 2017 Period increased $126 or 28% compared to $442 for the FY 2016 Period. The increase was primarily due to more than a 245% increase in EHR software revenues and a 61% increase in iCoreExchange revenues compared to the FY 2016 Period.

Cost of sales. Cost of sales of $296 increased 33% compared to the 2016 Period cost of sales of $222. The increase in the cost of sales as a percentage of revenues of 52% was a 2% increase compared to the 50% rate for the FY 2016 Period. The primary reason for the increase was due to higher software implementation costs.

General and administrative expenses. Selling, general and administrative expenses of $2,319 decreased $68 or 3% for the FY 2017 Period compared to $2,387 for the FY 2016 Period. The reduction was primarily due to lower salary and wage costs that were 16% lower than in the FY 2016 Period that were somewhat offset by a 45% increase in advertising costs.

Depreciation and amortization expenses. Depreciation and amortization expenses of $262 were $70 higher than the $192 for the FY 2016 Period. The increase is primarily due to amortization of software development costs associated with the iCoreExchange and EHR software systems.

Interest Expense. Interest expense of $2,265 increased $282 or 14% compared to $1,983 in the FY 2016 Period. The increase is due to an increase of preRecapitalization long term debt to $16,200 as of June 30, 2017 compared to $11,000 as of June 30, 2016.

LIQUIDITY AND CAPITAL

The primary factors that influence our liquidity include, but are not limited to, the amount and timing of our revenues, cash collections from our clients, capital expenditures and investments in research and development efforts. The change in our cash and cash equivalents balance is reflective of the following: We generated positive cash flow from financing activities during the six month period ending December 31, 2017 and the fiscal years ended June 30, 2017 and 2016. Cash from financing activities was used to fund operating activities, including investing in software product development and general and administrative expenses.

The following table summarizes the impact of operating, investing and financing activities on our cash flows for the six month period ending December 31, 2017 and the fiscal years ended June 30, 2017 and 2016 related to our operations:

		Fiscal years ended
	Stub	June 30,	June 30,
(In thousands)	2017	2017	2016

Net cash used in operating activities	$(850)	$(1,747)	$(1,614)

Net cash used in investing activities	(194)	(322)	(261)

Net cash provided by financing activities	1,053	1,998	1,740

Net increase (decrease) in cash	9	(71)	(135)

Cash and cash equivalents at beginning of the period	43	114	249

Cash and cash equivalents at the end of the period	52	43	114

Operating Activities: Net cash required by operating activities for the six month period ending December 31, 2017 decreased by $897 to $850 compared to $1,747 utilized in the FY 2017 period. The decrease in cash utilized by operating activities compared to the FY 2017 Period was attributable to a $3,083 decrease in net loss and non cash adjustments to net loss, offset by a $ 2,186 increase in the cash impact of changes in operating assets and liabilities.

Net cash required by operating activities increased by $133 to $1,747 utilized in the FY 2017 Period compared to $1,614 utilized in the FY 2016 Period. The increase in cash utilized by operating activities compared to the FY 2016 Period was attributable to a $452 decrease in the cash impact of changes in operating assets and liabilities, offset by a $585 increase in net loss and noncash adjustments to net loss.

Investing Activities: Net cash used by investing activities for the six month period ending December 31, 2017 of $194 was primarily due to software development costs of $193 compared to $322 for the FY 2017 period. Net cash used by investing activities of $322 and 261 for the fiscal years ended June 30, 2017 and 2016, respectively, were for software development costs of the company’s iCoreExchange, iCoreMD and iCoreDental software products. Spending on investing activities is expected to be funded by additional borrowings.

Financing Activities: Net cash provided by financing activities was $1,053 for the six month period ending December 31, 2017, was due to the issuance of additional common stock. Net cash provided by financing activities was $1,998 and $1,740 for the fiscal years June 30, 2017 and 2016 periods, respectively, primarily the result of convertible debt and Bridge Loan financing that was converted to common stock during the Recapitalization as of June 30, 2017. Future cash provided by financing activities to meet capital spending requirements is expected to be funded by additional borrowings or the sale of additional common stock.

Credit Facilities

Effective October 29, 2013, the Company entered into a revolving line of credit agreement in the amount of $250, which was increased to $500 on March 12, 2014 and $750 on September 9, 2014. The line of credit was reduced to $500 in May 2016 leaving $2 availability as of December 31, 2017. The line of credit is collateralized by all assets of the Company and a guarantee by a stockholder of the Company. The line carries interest at the Wall Street Journal Prime rate + 1.0% with a floor rate of 6.5% (6.5% at December 31, 2017). Interest is payable monthly with all outstanding principal and interest due on July 15, 2018.

Long-Term Debt

The Company completed a Recapitalization Plan on June 30, 2017 that converted $273 of promissory notes, $6,624 of convertible debt, 35.75 shares of Convertible Series “A” Preferred Stock, 63 shares of Convertible Series “B” Preferred Stock and $8,236 of Bridge Loan debt to common equity.

Our notes payable are summarized as follows (In thousands):

	December 31	June 30
	2017	2017	2016

Note payable bearing interest at 8.5 - 12.0% per annum - due July 1, 2018	$106	$100	$115
Stockholder Convertible note bearing interest at 18% per annum	-	-	2,576
Stockholder Convertible note bearing interest at 18% per annum	-	-	2,845
Note bearing interest at 8% per annum, in default	471	460	437
Note bearing interest at 8% per annum	-	-	441
Non-interest bearing note, in default	10	10	10
Note bearing interest at 18%	-	-	156
Related Party Convertible Promissory notes, bearing interest at 18%, due July 1, 2018	657	747	628
Stockholder Convertible notes bearing interest at 18%, due September 15, 2018	217	50	2,953
Bridge loans bearing interest at 18%	-	-	2,023
	1,461	1,367	12,184

Less current maturities	(1,461)	(1,367)	(7,208)

Total Long-term debt	$-	$-	$4,976

Item 3. Properties.

The Company operates from its 4,100 square foot office located in Winter Garden, Florida. The office space is leased by the Company through October 31, 2020 and the Company has an option to renew for a period of one year. The Company intends to exercise the option for the additional year.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Prior to the Recapitalization event of June 30, 2017, we had three classes of voting securities: our common stock (“Common Stock”), Series A Preferred Convertible Voting Stock (the “Series A Preferred Stock”), and Series B Preferred Convertible Voting Stock (the “Series B Preferred Stock”) (collectively the Series A Preferred Stock and Series B Preferred Stock, the “Preferred Stock”). The Series B Preferred Stock was subordinated to the Series A Preferred Stock with respect to liquidation rights only.  Each share of both series of the Preferred Stock was convertible into one percent of outstanding Common Stock Equivalents giving effect to then outstanding: (i) Common Stock; (ii) Common Stock Purchase Warrants; and (iii) outstanding debt convertible into Common Stock. The voting rights of each series are equivalent to the number of shares of common stock into which each series may be converted.

At June 30, 2016, there were 35.75 shares of Series A Preferred Stock, 63 and 57 shares, respectively, of Series B Preferred Stock. At December 31, 2017, there were 34,318,198 shares of common stock issued and outstanding.

The following tables set forth information with respect to the beneficial ownership of shares of each class of our voting securities as of December 31, 2017 by:

●
each person known by us to beneficially own 5% or more of the outstanding shares of such class of stock, based on filings with the Securities and Exchange Commission and certain other information,
●
each of our current “named executive officers” and directors, and all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power. In addition, under SEC rules, a person is deemed to be the beneficial owner of securities which may be acquired by such person upon the exercise of options and warrants or the conversion of convertible securities within 60 days from the date on which beneficial ownership is to be determined.

The term “named executive officers” is defined in the SEC rules as those persons who are required to be listed in the Summary Compensation Table provided under Item 5 of this Form 10.

Except as otherwise indicated in the notes to the following table, we believe that all shares are beneficially owned, and investment and voting power is held by, the persons named as owners, and the address for each beneficial owner listed in the tables in this Item 4 is c/o iCoreConnect, Inc., 13506 Summerport Village Parkway, #160, Windermere, FL 34786

	December 31,
Name and Address of Stockholder	2017	Percentage
Jerry Smith (1)	13,781,091	32.4%
Robert McDermott (2)	2,425,679	5.7%
JD Smith (3)	97,840	0.2%
Jeff Stellinga (4)	330,121	0.8%
Samuel B Fortenbaugh III (5)	105,172	0.2%
Don Douglas (6)	448,647	1.1%
David Fidanza (7)	276,256	0.6%
Murali Chakravarthi (8)	192,129	0.5%
Scott Malmanger (9)	66,458	0.2%
All executive officers and directors as a group (8 persons)	3,942,302	9.3%

(1)
Consists of: 10,449,757 shares of Common Stock owned by Jerry D. Smith, JD Investments, Inc., Sonoran Pacific Resources, LLP, JDS Trust, WESCO Energy Corporation, SH114, LLP, Insurance Endowment Strategies, LLP and 75th Street Holdings, LLC and 2,886,890 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants and 444,444 shares of Common Stock issuable upon conversion of convertible debt.

(2)
Consists of: 2,195,205 shares of Common Stock owned by Mr. McDermott, 61,068 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants and 169,406 shares issuable upon exercise of vested options.
(3)
Consists of 97,840 shares of Common Stock owned by Mr. JD Smith.
(4)
Consists of 255,121 shares of Common Stock owned by Mr. Stellinga and 75,000 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.
(5)
Consists of 105,172 shares of Common Stock owned by Mr. Fortenbaugh.
(6)
Consists of: 372,161 shares of Common Stock owned by Mr. Douglas, 74,632 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants and 1,854 shares issuable upon exercise of vested options.
(7)
Consists of 219,862 shares of Common Stock owned by Mr. Fidanza and 56,394 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.
(8)
Consists of 156,703 shares of Common Stock owned by Mr. Chakravarthi and 36,056 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.
(9)
Consists of 55,833 shares of Common Stock owned by Mr. Malmanger and 10,125 shares of Common Stock issuable upon exercise of Common Stock Purchase Warrants.

Item 5. Directors and Executive Officers.

Set forth below are the names, ages, titles, principal occupations and certain biographical information, as of December 31, 2017, concerning the Company’s directors and executive officers.  All of our officers are elected annually by our Board and hold office at the pleasure of the Board and serve until their successors are elected and qualified. Certain directors are executives of the Company for a contractual term pursuant to employment agreements. See the Compensation Discussion and Analysis section for summarized terms of these agreements.

NAME	AGE	POSITION
J. D. Smith	47	Director and Chairman
Robert P McDermott	50	President, Chief Executive Officer and Director
Jeff Stellinga	48	Director
Samuel B Fortenbaugh III	84	Director
Don B Douglas	48	Chief Operating Officer
David Fidanza	55	Chief Information Officer
Murali Chakravarthi	38	Chief Technology Officer
Scott A Malmanger	62	Chief Financial Officer

J.D. Smith, Director.   Mr. Smith is the Chairman of WESCO Energy Corporation, a company owned by Sonoran Pacific Resources, LLP, one of the largest investors in iCoreConnect, Inc. WESCO owns the patents on a number of new technologies in the oil and gas business, such as the gas to liquid conversion of stranded gas, heavy oil upgrading, and a process for producing environmentally friendly tailings from oil and tar sands. He recently facilitated the negotiation and signing of agreements concerning projects in the USA, Canada, China, and Russia. He is presently overseeing new prospective projects in Thailand, Nigeria, Madagascar, Ecuador, Dubai and other parts of the world.  Mr. Smith advises and assists Sonoran Pacific Resources on numerous projects in which it has venture capital and real estate investments.

Robert P McDermott, Chief Executive Officer and Director. Mr. McDermott is Chief Executive Officer and President of iCoreConnect and is a member of the company’s board of directors. He is a 25-year veteran in sales, operations and finance. Mr. McDermott has had a successful career as an entrepreneur while demonstrating strong leadership skills in running these organizations. Mr. McDermott's company made the prestigious Inc. 500 list and was listed as the 173rd fastest growing company in America while he was CEO. He joined iCoreConnect in 2013, bringing more than 25 years of technology industry leadership, and executive management experience to his role with the company. Mr. McDermott has held positions in various companies as either CEO or President. He has a Bachelor’s degree majoring in Finance from Dowling College, NY.

Jeff Stellinga, Director. Mr. Stellinga is a 25 year veteran of sales and finance and has spent most of his career in finance and capital markets. Mr. Stellinga spent 18 years at US Bank rising through the ranks and becoming a Senior Regional Sales Director. After a successful 18 years, Mr. Stellinga took a job with Saxon Business Systems – A Xerox company as a Branch Manager for two years. He has since worked for CoActiv Capital Partners as Regional Sales Director for their Southeast Territory and is presently employed at Everbank Commercial Finance as their Eastern Sales Manager.

Samuel B Fortenbaugh III, Director. Mr. Fortenbaugh has over 50 years experience as a lawyer. He was Chairman of Morgan, Lewis & Bockius, one of the largest international law firms headquartered in the United States. He retired from Morgan, Lewis in 2002 and has continued to practice law specializing in general corporate matters with a particular emphasis on corporate acquisitions and mergers, general security matters and corporate governance. Mr. Fortenbaugh served on the Boards of Directors of Western Publishing Group, Inc. (NASDAQ), Baldwin Technology, Inc. (NYSE Amex) and Security Capital Corporation (Amex) as well as a number of privately held corporations. He is presently a member of the Board of Advisors of a private buy-out fund focused primarily on middle market companies and has served as counsel to the Company for a number of years.

Donald B Douglas, Chief Operating Officer and Secretary. Mr. Douglas is an established 20-year professional with a focus in operations and administration. Mr. Douglas joined iCoreConnect Inc. in January 2014. After serving in the United States Navy, Mr. Douglas began his career with Pitney Bowes. In 1996, he joined AXSA Document Solutions - an INC 500 company. During his 15-year tenure, Mr. Douglas was promoted to various positions and managed many departments including Customer Service, Training, Operations and Administration. Mr. Douglas’ last position held at AXSA was Vice President of Administration.

David Fidanza, Chief Information Officer. Mr. Fidanza is a 30-year veteran in Technology. His focus over the past 15 years has been on the design, implementation and support of Enterprise Level Software solutions that focus on managing, securing, and delivering data. Over the last few years, Mr. Fidanza held three different positions. In November 2010, he became the Regional Technology Specialist with Light Source Business Systems (Acquired by Total Document Management, Acquired by +ImageNet Consulting). In April 2015, Mr. Fidanza started working with iMedicor (now iCoreConnect) as the Director of Software Implementation. In September 2017, he was promoted to Chief Information Officer. Mr. Fidanza oversees the IT Department, Customer Support Team, Implementation Specialists and Content Development Initiatives.

Murali Chakravarthi, Chief Technology Officer. Mr. Chakravarthi brings nearly 20 years in research and development experience to iCoreConnect. Mr. Chakravarthi joined iCoreConnect Inc. in October, 2013 and is currently responsible for understanding the business needs and managing the successful design, development and deployment of iCoreConnect’s products and services. Mr. Chakravarthi has extensive experience in designing, developing and deploying multiple products and solutions to market. He was previously the Chief Software Architect for Nasplex Datacenters from 2010 through 2013, wherein it was acquired by Transformyx Technologies. His job duties at Nasplex were to manage the design and development of various products and services. His role also included identifying key solutions for certain market spaces. He was also a co-founder of Team Cajunbot (University of Louisiana) - One of the teams that participated and was selected to run in the finals in the DARPA grand challenge for autonomous vehicle research (2004 - 2006). He holds a Master of Science in Computer Science from Southern Illinois University.

Scott A Malmanger, Chief Accounting and Financial Officer. Mr. Malmanger joined iCoreConnect in June 2017, after serving as Chief Accounting Officer and VP of Finance at American K-9 Detection Services, LLC. He resigned from American K-9 Detection after the sale of the business in January 2015. He was responsible for establishing accounting procedures, internal controls, financial reporting and treasury functions. Mr. Malmanger has served in various accounting, financial reporting and financial analyst capacities for companies such as Renewable Energy Group (NASDAQ), The Principal Financial Group (NASDAQ), Electrolux NA and Meredith Corporation (NYSE). He has both Certified Public Accountant and Certified Management Accountant professional designations, as well as an MBA with an emphasis in Finance from Minnesota State University, Mankato.

CORPORATE GOVERNANCE

Board Oversight of Risk

Our Board bears the responsibility for maintaining oversight over our exposure to risk. Our Board, itself and through its committees, meets with various members of management regularly and discusses our material risk exposures, the potential impact on us and the efforts of management it deems appropriate to deal with the risks that are identified. The Audit Committee considers our risk assessment and risk management practices including those relating to regulatory risks, financial liquidity and accounting risk exposure, reserves and our internal controls. The Nominating and Governance Committee considers the risks associated with our corporate governance principles and procedures with the guidance of corporate and outside counsel. Our Compensation Committee, in connection with the performance of its duties, considers risks associated with our compensation programs.

Board Independence

Our Board has determined that our directors, J.D. Smith, the Chairman of the Board and Jeff Stellinga are independent directors under the listing standards of The OTC Stock Market. Robert McDermott is our Chief Executive Officer and Samuel B Fortenbaugh serves as counsel to iCoreConnect. Neither are considered to be independent directors. Our independent directors and our governance practices, provide independent oversight of management. The independent directors meet in periodic executive sessions, the results of which are discussed by the Chairman of the Board with the Chief Executive Officer.

Procedure for recommending nominees to the Board of Directors

The Company’s By-Laws state:

Section 3.7 Vacancies. Newly Created Directorships. Subject to the rights of the holders of preferred stock, if any, any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority vote of the directors then in office or by a sole remaining director, in either case though less than a quorum, and the director(s) so chosen shall hold office for a term expiring at the next annual meeting of stockholders and when their successors are elected or appointed, at which the term to which he or she has been elected expires, or until his or her earlier resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent directors.

Section 3.8 Annual and Regular Meetings. Immediately following the adjournment of, and at the same place as, the annual or any special meeting of the stockholders at which directors are elected, the Board of Directors, including directors newly elected, shall hold its annual meeting without call or notice, other than this provision, to elect officers and to transact such further business as may be necessary or appropriate. The Board of Directors may provide by resolution the place, date, and hour for holding regular meetings between annual meetings, and if the Board of Directors so provides with respect to a regular meeting, notice of such regular meeting shall not be required.

Audit Committee Members
Chairman – Jeff Stellinga
Member – J.D. Smith

Nominating/Corporate Governance Committee Members
Chairman – J.D. Smith
Member – Jeff Stellinga

Compensation Committee Members
Chairman – J.D. Smith
Member – Jeff Stellinga

AUDIT COMMITTEE

Our Audit Committee is composed of two directors, each of whom is independent, as required by the Audit Committee charter, the Securities Exchange Act of 1934 and the listing requirements for The OTC Stock Market and the SEC rules. The current members are Jeff Stellinga (Chair) and J.D. Smith.

Our Audit Committee, among other things:

●
Considers the qualifications of and appoints and oversees the activities of our independent registered public accounting firm, i.e., our independent auditor;
●
Reviews with the independent auditor any audit problems or difficulties encountered in the course of audit work;
●
Preapproves all audit and non-audit services provided by the independent auditor;
●
Discusses with the independent auditor the overall scope and plans for its audits, including the adequacy of staffing and budget or compensation;
●
Reviews our financial statements and reports and meets with management and the independent auditor to review, discuss and approve our financial statements ensuring the completeness and clarity of the disclosures in the financial statements;
●
Monitors compliance with our internal controls, policies, procedures and practices;
●
Reviews management's report on its assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year and the independent auditor's report on the effectiveness of internal control over financial reporting;
●
Reviews the performance of our internal audit function and approves our annual internal audit plan and all major changes to the plan;
●
Discusses our policies on risk assessment and risk management, our major financial risk exposures and the steps management has taken to monitor and control such exposures;
●
Reviews our compliance and ethics programs, including legal and regulatory requirements, and reviews with management our periodic evaluation of the effectiveness of such programs;
●
Reviews and approves related-party transactions; and
●
Undertakes such other activities as our Board from time to time may delegate to it.

NOMINATING AND GOVERNANCE COMMITTEE

Our Nominating and Governance Committee is composed of: J. D. Smith (Chair) and Jeff Stellinga. The Nominating and Governance Committee meets as often as necessary to perform its duties and responsibilities..

Our Nominating and Governance Committee has the following responsibilities:

●
To evaluate the qualifications of candidates for Board membership and, following consultation with the Chief Executive Officer, recommend to our Board nominees for open or newly created director positions;
●
To consider nominees recommended by stockholders as long as such recommendations are received at least 120 days before the stockholders meet to elect directors;
●
To periodically review the composition of our Board to determine whether it may be appropriate to add or subtract individuals with different backgrounds or skill sets from those already on our Board, and submit to our Board on an annual basis a report summarizing its conclusions regarding these matters;
●
To provide an orientation and education program for directors;
●
To develop and make recommendations to our Board regarding governance principles applicable to us;
●
To periodically assess the structure and operations of the committees of our Board, develop and recommend corporate governance guidelines and review such guidelines at least annually;
●
To develop and recommend procedures for the evaluation and self-evaluation of our Board and its committees and to oversee the evaluation process;
●
To perform an evaluation of the committee's performance at least annually;
●
To review the compensation of our Board and recommend changes to our Board; and
●
To perform such other duties as our Board may assign to the committee.

COMPENSATION COMMITTEE

The Company has a Compensation Committee that presently consists of two directors. The current members are J.D. Smith (Chair) and Jeff Stellinga. The Board has determined that each member of the Committee is “independent” as that term is defined under the rules of the OTC Stock Market. The Compensation Committee meets as often as necessary to perform its duties and responsibilities.

The principal duties and responsibilities of our Compensation Committee include:

●
Reviewing and approving compensation principles that apply generally to our employees;
●
Establishing and reviewing corporate goals and objectives relevant to the compensation of the Chief Executive Officer and the other executive officers of the Company and evaluating their performances in light of the established goals and objectives and approving their annual compensation;
●
Reviewing, based primarily on the evaluations and recommendations of the Chief Executive Officer, the performance of the other executive officers and all direct reports of our Chief Executive Officer;
●
Overseeing our compliance with the requirements under the NASDAQ Marketplace Rules, with respect to our long-term incentive compensation plans; and
●
Reviewing and discussing compensation programs that may create incentives that can affect our risk and management of that risk.

Code of Ethics

We have adopted a Code of Ethics, as supplemented by a Code of Conduct, which applies to all of our directors, officers (including our Chief Executive Officer, Chief Accounting and Financial Officer) and employees. The Code of Financial Ethics has been posted to our Internet website at http://www.iCoreConnect.com. The Company intends to satisfy disclosure requirements regarding amendments to, or waivers from, any provisions of its Code of Financial Ethics on its website.

Item 6. Executive Compensation.

Compensation Discussion and Analysis

Our compensation program has been designed to attract, reward and retain capable executives and to provide incentives for the attainment of short-term performance objectives and strategic long-term performance goals. A number of key principles guide management and our Compensation Committee in determining compensation for hiring, motivating, rewarding and retaining executive officers who create both short- and long-term stockholder value for us, including:

●
A significant amount of compensation should be linked to measurable success in business performance;
●
Management's interests should be aligned with those of the stockholders';
●
Both short and long-term financial and business objectives should be incentivizing; and
●
Compensation should be set at levels that will be competitive with the compensation offered by the local market and to the extent possible companies against whom we compete for executive talent so that we are able to attract and retain talented and experienced executives.

In an effort to balance the need to retain executive talent yet motivate executives to achieve superior performance, we have adopted a compensation philosophy that contains both fixed and variable elements of compensation. Our Compensation Committee uses its judgment in allocation of compensation between long- and short-term Incentives and cash and non-cash components. Although long-term incentive is considered of great significance in aligning performance with stockholder interests, it has traditionally been a smaller component of aggregate compensation. The elements of our total executive compensation are base salary, cash bonus and stock incentives.

Base Salary

Salary is intended to compensate our executives for performance of core job responsibilities and duties.

The salaries of Robert McDermott, Don Douglas and Scott Malmanger are fixed by employment agreements that were negotiated between Messrs. McDermott, Douglas, Fidanza, Chakravathi and Malmanger and our Compensation Committee. The amount and components of aggregate compensation for comparable positions in the local market as well as the preferences of Mr. McDermott, Douglas, Fidanza, Chakravathi and Malmanger were taken into account by our Compensation Committee in determining their compensation.

In determining Mr. McDermott's salary, our Compensation Committee took into account Mr. McDermott's long-standing executive role with us, his extensive knowledge of and experience in the software industry and his role in directing our growth. Our Compensation Committee views Mr. McDermott as the most successful and experienced executive with the ability to manage the profitable growth of the Company.

In determining Mr. Douglas's salary our Compensation Committee took into account his role in developing, structuring and implementing our administrative and operations functions and to enable profitable growth initiatives. Our Compensation Committee also considered Mr. Douglas's role in assisting Mr. McDermott in various aspects of our business growth.

In determining Mr. Fidanza's salary our Compensation Committee took into account his role in developing and structuring the technology platform hosting our software products and managing our product implementation functions to enable profitable growth. Our Compensation Committee also considered his role in assisting Mr. McDermott in various aspects of our product development strategy and business growth initiatives.

In determining Mr. Chakravathi's salary our Compensation Committee took into account his role in designing and developing new software products to enable profitable growth initiatives. Our Compensation Committee also considered his role in assisting Mr. McDermott in various aspects of our business growth.

In determining Mr. Malmanger's salary our Compensation Committee took into account his role in developing, structuring and implementing internal controls and financial reporting functions to enable timely filing of our financial statements. Our Compensation Committee also considered his role in assisting Mr. McDermott in various aspects of our efforts to achieve profitable business growth.

Non-Equity Incentive Plan Compensation (Annual Cash Bonus)

Non-equity incentive plan compensation is intended to compensate an executive for achievement of specific performance goals for a specified performance period. Mr. McDermott's employment agreement included an annual cash bonus, with a minimum equal to 100% of his base salary. The annual bonus may be more than 100% of his base salary, if certain business performance metrics are achieved.

Equity Compensation

Equity compensation is intended to incentivize employees and to promote a closer identity of interest between our employees and our stockholders. Additionally, restricted stock is also aimed at retention as the vesting period generally ranges from one to three years. Our Compensation Committee granted restricted stock to Robert McDermott, Donald Douglas, David Fidanza, Murali Chakravarthi and Scott Malmanger in connection with the terms of their respective employment agreements.

		Base Salary	Stock Awards (1)	Commissions	Options (2)	All other (3)	Total

Robert McDermott	Stub 2017	$112,500	$291,875	$15,897	$14,223	$19,524	$454,019
Chief Executive Officer and President	Fiscal 2017	225,000	49,137	43,233	57,255	38,070	412,695
	Fiscal 2016	225,000	89,269	16,455	115,378	34,464	480,566
Donald Douglas	Stub 2017	$60,000	$45,000		$-	$3,000	$108,000
Chief Operating Officer	Fiscal 2017	120,000			12,497	6,000	138,497
	Fiscal 2016	120,000			24,995	6,000	150,995

David Fidanza	Stub 2017	$44,167	$15,000	$2,746		$3,000	$64,913
Chief Information Officer	Fiscal 2017	75,000		6,461		6,000	87,461
	Fiscal 2016	75,000				6,000	81,000

Murali Chakravarthi	Stub 2017	$55,000	$16,667				$71,667
Chief Technology Officer	Fiscal 2017	110,000					110,000
	Fiscal 2016	103,000					103,000

Scott Malmanger	Stub 2017	$60,000	$8,333			$7,500	$75,833
Chief Accounting and Financial Officer	Fiscal 2017	6,364					6,364

Notes:

(1)
Represents the aggregate grant date fair value of the Common and Series B Preferred shares awarded to Mr. McDermott as determined under Financial Accounting Standards Board Accounting Standards Codification Topic No. 718-20, Awards Classified as Equity. For information, including assumptions, regarding the valuation of these awards refer to Note 4 to the Company's Financial Statements as a part of this filing.
(2)
The grant date fair value of the performance award options and restricted common stock included in this column is the awarded employment agreement terms determined as of the grant date.
(3)
These amounts are for Health Care Insurance re-imbursement and automobile allowances as per the terms of the respective employment agreements. Mr. McDermott’s July 1, 2015 employment agreement also included Non-equity incentive bonus compensation of $225,000 per year, that the Company has accrued but not paid and therefore is not included in the table above. See Note 12 to the accompanying Financial Statements.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Relationships

J.D. Smith, a director of the Company, is the son of Jerry Smth, the largest stockholder of the Company, who holds beneficially owns 32.4% of the common stock of the Company, as of December 31, 2017.

Related-Party Transactions

Our policies and procedures regarding transactions with related persons are set forth in writing in our Code of Ethics, as supplemented by our Code of Conduct, which requires that our Audit Committee must review and approve any “related party” transaction, as defined in Item 404(a) of Regulation S-K, before it is consummated. The Audit Committee of our Board is responsible for reviewing such policies and procedures pursuant to its charter, which states that the Audit Committee will “review and approve related-party transactions submitted by management after management’s evaluation of the terms of such transaction.”

Item 8. Legal Proceedings.

The Company from time to time, may be party to various litigation, claims and disputes, arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, we believe the outcome of these matters will not have a material adverse effect on our financial condition or results of operations.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a) Market Information.

Our common stock previously quoted on OTC Link (previously “Pink Sheets”) operated by OTC Markets Group Inc. (“OTC Link”), had 6 market makers and was eligible for the “piggyback” exception of Exchange Act Rule 15c2-11(f)(3) under the symbol “VMCI”. However, because we had not filed any periodic reports with the Securities and Exchange Commission since the period ended March 31, 2015, effective as of February 14, 2018, pursuant to Section 12(j) of the Securities and Exchange Act of 1934, the registration of our common stock pursuant to Section 12 of the Exchange Act was revoked.

(b) Holders.

As of December 31, 2017, there were 34,318,198 shares of our common stock issued and outstanding, held by 263 stockholders of record. Once this registration statement has been effective for 60 days, then all shares held by shareholders that are not affiliates of the Company will be able to be sold, depending upon market conditions and market development.

(c) Warrants

We have issued warrants in connection with issuing common stock and raising bridge loan debt financing. We have also issued stock options as executive compensation described in the attached financial statements.

(d) Dividends.

We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future. Declaration or payment of dividends, if any, in the future, will be at the discretion of our Board of Directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Directors. There are no contractual restrictions on our ability to declare or pay dividends.

Item 10. Recent Sales of Unregistered Securities.

On November 30, 2017, in reliance upon Section 4a(2) of the Securities Act of 1933, as amended, iCoreConnect Inc. issued 1,940,000 shares, subject to adjustment, of its Common Stock to ICDLogic LLC pursuant to an Asset Purchase Agreement, described in Footnote 13, of the Financial Statements incorporated herein.

Item 11. Description of Registrant’s Securities to be Registered.

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Amended Certificate of Incorporation, which has been filed as an exhibit to this registration statement.

Common Stock

This registration statement on Form 10 is to register shares of our common stock. We are authorized to issue 60,000,000 shares of common stock, par value $0.001, of which 34,318,198 shares are issued and outstanding as of December 31, 2017. Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of Directors. The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights. There is no provision in our Certificate of Incorporation or By-laws that would delay, defer, or prevent a change in control of our Company.

Non-cumulative Voting

Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

We are authorized to issue 10,000,000 shares of undesignated preferred stock, par value $0.001, of which no shares are issued and outstanding as of December 31, 2017.

Transfer Agent

Pacific Stock Transfer, Inc.
6725 Via Austi Parkway, Suite 300
Las Vegas, NV 89119
Main: 800 785 - 7782
Fax: 702 433 - 1979

Item 12. Indemnification of Directors and Officers.

Our officers and directors are indemnified as provided by the Nevada Business Corporation Act and our Amended and Restated Articles of Incorporation. Under the Nevada Business Corporation Act, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company’s Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which:

Limits on Liability.

No Director or, to the extent specified from time to time by the Board of Directors, officer of the Corporation will be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, excepting only (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (b) the payment of dividends in violation of Section 78.300 General Corporation Law.

Limits on Indemnification.

The Corporation shall indemnify its officers and directors to the full extent permitted by the laws of the State of Nevada. However, such indemnity shall not apply if the director (a) did not act in good faith and in a manner the director reasonably believed to be in or not opposed to the best interests of the Corporation, and (b) with respect to any criminal action or proceeding, had reasonable cause to believe the director's conduct was unlawful. The Corporation shall advance expenses for such persons pursuant to the terms set forth in the bylaws, or in a separate Board of Directors resolution or contract The Corporation may. in the sole discretion of the Board of Directors, indemnify any other person who may be indemnified pursuant to the laws of the State of Nevada to the extent the Board of Directors deems advisable.

We have entered into indemnification agreements with each of our executive officers and directors which provide that the Company will indemnify the indemnitee against expenses, including reasonable attorney fees, judgements, penalties, fines and amounts paid in settlement, actually and reasonably incurred by him or her in connection with any civil or criminal action or administrative proceeding arising out of the performance of his or her duties as our director, officer, employee or agent. Such indemnification is available if the acts of the indemnitee were in good faith, if the indemnitee acted in a manner he or she reasonably believed to be in or not opposed to the Company’s best interests and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his or her conduct was unlawful.

Item 13. Financial Statements and Supplementary Data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of iCoreConnect, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of iCoreConnect, Inc. (the “Company”) as of December 31, 2017, June 30, 2017 and June 30, 2016, and the related statements of operations, stockholders’ deficit, and cash flows for the six month period ended December 31, 2017 and the years ended June 30, 2017 and June 30, 2016, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, June 30, 2017 and June 30, 2016, and the results of its operations and its cash flows for each of the periods then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s evaluations of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board of the United States of America (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditors since 2017.

/s/ Cherry Bekaert LLP

Tampa, Florida
May 8, 2018

iCoreConnect Inc.
BALANCE SHEETS
(In thousands except share amounts)

	December 31,	June 30,	June 30,
	2017	2017	2016
ASSETS
Cash and cash equivalents	$52	$43	$114
Accounts receivable, net of allowance for doubtful accounts	122	185	112
Prepaid expenses	17	17	44
Total current assets	191	245	270

Property and equipment, net of accumulated depreciation	10	12	14
Software development costs, net of accumulated amortization	484	448	386
Acquired technology, net of accumulated amortization	630	-	-
Goodwill and intangible assets, net of accumulated amortization	451	-	-
Total long-term assets	1,575	460	400

TOTAL ASSETS	$1,766	$705	$670

LIABILITIES AND STOCKHOLDERS' DEFICIT
Accounts payable and accrued expenses	$987	$777	$769
Line of credit	498	522	498
Current maturities of long-term debt	1,461	1,367	7,208
Total current liabilities	2,946	2,666	8,475

Long-term debt, net of current maturities	-	-	4,977
Deferred revenue	356	297	175
Total long-term liabilities	356	297	5,152

TOTAL LIABILITIES	3,302	2,963	13,627

STOCKHOLDERS' DEFICIT

Preferred Stock, Undesignated par value $.001; Authorized 10,000,000 shares; None outstanding	-	-	-
Preferred Stock, Convertible Series A par value $.001; Authorized 37 shares;
Issued and Outstanding: 35.75 shares as of June 30, 2016	-	-	-
Preferred Stock, Convertible Series B par value $.001; Authorized 63 shares;
Issued and Outstanding: 57.08 shares as of June 30, 2016	-	-	-
Common stock par value $.001;
Authorized: 600,000,000 shares; Issued and Outstanding: 34,318,198 as of
December 31, 2017, 28,302,309 as of June 30, 2017 and 795,225
as of June 30, 2016	34	28	-
Additional Paid-In-Capital	64,854	62,433	47,187
Accumulated Deficit	(66,424)	(64,719)	(60,144)
TOTAL STOCKHOLDERS' DEFICIT	(1,536)	(2,258)	(12,957)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$1,766	$705	$670

The accompanying notes are an integral part of these financial statements

iCoreConnect Inc.
STATEMENTS OF OPERATIONS
(In thousands except share amounts)

	Six months ended	Fiscal Years Ended
	December 31,	June 30,	June 30,
	2017	2017	2016

Revenue	$206	$568	$442
Cost of sales	226	296	222
Gross (loss) profit	(20)	272	220

Expenses
General and administrative	1,410	2,319	2,387
Depreciation and amortization	160	262	192
Total operating expenses	1,570	2,581	2,579

Loss from operations	(1,590)	(2,309)	(2,359)

Other income (expense)
Interest expense	(115)	(2,265)	(1,983)
Other income (expense)	-	(1)	5
Total other (expense)	(115)	(2,266)	(1,978)

Net loss	$(1,705)	$(4,575)	$(4,337)

Net loss per share available to common stockholders, basic and diluted	(0.06)	(5.74)	(5.45)

Weighted average number of shares, basic and diluted	29,155,981	796,845	795,225

The accompanying notes are an integral part of these financial statements

iCoreConnect INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE SIX MONTH PERIOD ENDED DECEMBER 31, 2017 AND THE FISCAL YEARS ENDED JUNE 30, 2017 AND 2016
(In thousands except share amounts)

							Additional		Total
	Preferred Series A		Preferred Series B		Common Stock		Paid in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at July 1, 2015	35.75	$-	52.08	$-	795,225	$-	$46,920	$(55,807)	$(8,887)
Stock compensation expense	-	-	-	-	-	-	178	-	178
Issuance of Preferred Series B shares for services	-	-	5	-	-	-	89	-	89
Net loss	-	-	-	-	-	-	-	(4,337)	(4,337)
Balances at June 30, 2016	35.75	-	57.08	-	795,225	$-	$47,187	$(60,144)	$(12,957)
Stock compensation expense	-	-	-	-	2,005	4	6	-	10
Issuance of Preferred Series B shares for services	-	-	6.00	-	-	-	49	-	49
Vesting of stock options	-	-	-	-	-	-	82	-	82
Recapitalization and conversion of long-term debt (Note 14)	(35.75)	-	(63.08)	-	27,505,079	24	15,109	-	15,133
Net loss	-	-	-	-		-		(4,575)	(4,575)
Balances at June 30, 2017	-	-	-	-	28,302,309	$28	$62,433	$(64,719)	$(2,258)
Stock issued for cash	-	-	-	-	2,344,222	2	1,008	-	1,010
Stock issued for acquisition of ICDLogic	-	-	-	-	1,940,000	2	968	-	970
Stock compensation expense	-	-	-	-	-	-	14	-	14
Vesting of employee restricted stock	-	-	-	-	1,731,667	2	431	-	433
Net loss	-	-	-	-	-	-	-	(1,705)	(1,705)
Balances at December 31, 2017	-	$-	$-	-	34,318,198	$34	$64,854	$(66,424)	$(1,536)

The accompanying notes are an integral part of these financial statements

iCoreConnect Inc.
Statements of Cash Flows

(In thousands)

	Six months ended	Fiscal years ended
	December 31,	June 30,	June 30,
	2017	2017	2016
CASH FLOWS FROM OPERATING ACTIVITTIES:
Net loss	(1,705)	(4,575)	(4,337)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3	7	13
Amortization of software development costs	157	255	179
Amortization of deferred loan costs	-	2	292
Change in allowance for doubtful accounts	3	(8)	(8)
Stock compensation expense	447	141	268
Decrease (increase) in:
Accounts receivable	60	(64)	(79)
Prepaid expenses	-	27	(4)
Accounts payable and accrued expenses	126	2,346	1,912
Deferred revenue	59	122	150
NET CASH USED IN OPERATING ACTIVITIES	(850)	(1,747)	(1,614)

INVESTING ACTIVITIES
Purchase of property & equipment	(1)	(5)	(4)
Amounts paid for capitalized software development costs	(193)	(317)	(257)
NET CASH USED IN INVESTING ACTIVITIES	(194)	(322)	(261)

FINANCING ACTIVITES
Payments on line of credit	-	-	(250)
Proceeds from long term debt	150	2,117	2,082
Payments on long term debt	(107)	(119)	(89)
Payment of deferred loan costs	-	-	(3)
Proceeds from issuance of common stock	1,010	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,053	1,998	1,740

NET INCREASE (DECREASE) IN CASH	9	(71)	(135)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	43	114	249
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$52	$43	$114

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	63	68	51
Stock issued for acquisition	970	-	-
Issuance of Common Stock during recapitalization for extinguishment of
long term debt and conversion of preferred stock	-	15,133	-

The accompanying notes are an integral part of these financial statements

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

1.
NATURE OF OPERATIONS

iCoreConnect Inc., (“iCoreConnect” or the “Company”), a Nevada Corporation, builds cloud based healthcare software. The Company’s focus presently is on four different revenue streams: (1) iCoreConnect’s cloudbased exchange, the iCoreExchange, which allows physicians, patients and other members of the healthcare community to exchange patientspecific healthcare information securely via the internet, while maintaining compliance with all current Health Insurance Portability and Accountability Act (“HIPAA”) regulations, (2) Customized EHR platform technology that is specifically tailored to provide specialized medical practices with a technology that conforms to workflows of that particular medical discipline such as ophthalmology, dentistry, orthopedic and other specialty practices, (3) iCoreConnect has developed a Meaningful Use Consulting Division assisting both medical and dental healthcare providers becoming compliant to ultimately for federal incentive funds under the Federal Meaningful Use Incentive Funds Program, and (4) International Statistical Classification of Diseases and Related Health Problems (ICD) coding software, a medical classification list by the World Health Organization (WHO)(See Note 13). iCoreConnect’s integrated software and service offering enables doctors to meet the regulatory burden associated with secure HIPAA compliant medical records transport with no change in healthcare delivery workflows.

2.
GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

For the six month period ended December 31, 2017, the Company generated an operating loss of $1,705. In addition, the Company has an accumulated deficit, total stockholders’ deficit and net working capital deficit of $66,424, $1,536 and $2,755 at December 31, 2017, respectively. The Company’s activities were primarily financed through private placements of equity and convertible debt securities. The Company intends to raise additional capital through the issuance of debt or equity securities to fund its operations. The company is reliant on future fundraising to finance operations in the near future. The financing may not be available on terms satisfactory to the Company, if at all. In light of these matters, there is substantial doubt that the Company will be able to continue as a going concern.

Currently, management intends to develop a vastly improved healthcare communications system and intends to develop alliances with strategic partners to generate revenues that will sustain the Company. While management believes in the viability of its strategy to increase revenues and in its ability to raise additional funds, there can be no assurances to that effect. Management’s ability to continue as a going concern is ultimately dependent upon its ability to continually increase the Company’s customer base and realize increased revenues from signed contracts. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”). Significant accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Change in Fiscal Year End

On December 15, 2017, the Board of Directors of the Company approved a change in the Company’s fiscal year end from June 30 to December 31 of each year. This change to the calendar year reporting cycle began January 1, 2018. As a result of the change, the accompanying financial statements include the results of operations, statement of changes in stockholder’s deficits and cash flows for the six months ended December 31, 2017 and the balance sheet as of December 31, 2017.

Cash and Cash Equivalents

The Company classifies highly liquid temporary investments with an original maturity of three months or less when purchased as cash equivalents. The Company maintains cash balances at various financial institutions. Balances at United States banks are insured by the Federal Deposit Insurance Corporation up to $250. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk for cash on deposit.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. We maintain an allowance for doubtful accounts for estimated losses resulting from the potential inability of certain customers to make required future payments on amounts due us. Management determines the adequacy of this allowance by periodically evaluating the aging and past due nature of individual customer accounts receivable balances and considering the customer’s current financial situation as well as the existing industry economic conditions and other relevant factors that would be useful in assessing the risk of collectability. If the future financial condition of our customers were to deteriorate, resulting in their inability to make specific required payments, additions to the allowance for doubtful accounts may be required. In addition, if the financial condition of our customers improves and collections of amounts outstanding commence or are reasonably assured, then we may reverse previously established allowances for doubtful accounts. The Company has estimated and recorded an allowance for doubtful accounts of $5, $2 and $10 at December 31, 2017, June 30, 2017 and June 30, 2016, respectively.

Property, Equipment and Depreciation

Property, equipment, and leasehold improvements are recorded at their historical cost. Depreciation and amortization have been determined using the straightline method over the estimated useful lives of the assets which are computers and office equipment (3 years) and for office furniture and fixtures (7 years). The cost of repairs and maintenance is charged to operations in the period incurred.

Software Development Costs and Acquired Software

The Company accounts for software development costs, including costs to develop software products or the software component of products to be sold to external users.

In accordance with ASC 985-730, Computer Software Research and Development, research and planning phase costs are expensed as incurred and development phase costs including direct materials and services, payroll and benefits and interest costs are capitalized.

We have determined that technological feasibility for our products to be marketed to external users was reached before the release of those products. As a result, the development costs and related acquisition costs after the establishment of technological feasibility were capitalized as incurred. Capitalized costs for software to be sold to external users and software acquired in a business combination are amortized based on current and projected future revenue for each product with an annual minimum equal to the straightline amortization over three years.

Impairment of Long Lived Assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount that the carrying amount of the asset exceeds the fair value of the asset.

Goodwill

Goodwill acquired in a business combination is not amortized, but is tested for impairment annually or between annual tests when an impairment indicator exists. If an optional qualitative goodwill impairment assessment is not performed, we are required to determine the fair value of each reporting unit. If a reporting unit’s fair value is lower than its carrying value, we must determine the amount of implied goodwill that would be established if the reporting unit was hypothetically acquired on the impairment test date. If the carrying amount of a reporting unit’s goodwill exceeds the amount of implied goodwill, an impairment loss equal to the excess would be recorded. The recoverability of indefinite lived intangible assets is assessed by comparison of the carrying value of the asset to its estimated fair value. If we determine that the carrying value of the asset exceeds its estimated fair value, an impairment loss equal to the excess would be recorded.

Loan Costs

In conjunction with the issuance of certain debt, the Company incurred fees that were capitalized as loan costs and are being amortized over the term of the related debt using the effective interest method. Amortization of loan costs included in amortization expense in the accompanying consolidated statements of operations was zero, $2, and $292, for the six month period ended December 31, 2017 and the fiscal years ended June 30, 2017 and 2016, respectively. In accordance to ASU No. 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”), the Company has recorded the capitalized debt issuance costs as a direct deduction from the carrying amount of the related debt rather than as an asset

Revenue Recognition

The Company has four primary sources of revenue:

●
Electronic Health Records (EHR) licenses and rental services
●
Encrypted Secure & HIPPA Compliant email services ("Encrypted Secure email")
●
Meaningful Use Consulting Services
●
ICD Coding Software

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Revenue from EHR software licensing arrangements include private cloud hosting services and post contract support provided to clients that have purchased a perpetual or specific term license to the EHR software solution and are contracted with the Company to host the software. These arrangements provide the client with a contractual right to take possession of the software at any time during the private cloud hosting period without significant penalty and it is feasible for the client to either use the software on its own equipment or to contract with an unrelated third party to host the software. Due to the fact that the Company’s EHR software product has only been on the market since August of 2014, with standard license term of 5 years, the Company has limited Vendor Specific Objective Evidence (VSOE) for the price of the elements as required by GAAP. Therefore, the Company recognizes revenue from the sale of its EHR software as revenue on a straight line basis over the contract period of 60 months.

Encrypted Secure email services are provided on a fee basis as software as a service (“SaaS”) arrangements and are recognized as revenue ratably over the contract terms beginning on the date our solutions are made available to the customer. The length of a customer service period is monthly over which such customer has the right to use the Company’s SaaS Encrypted Secure email solution.

Meaningful Use consulting service revenue is recognized in the period that the services are completed and the submission of the customer’s underlying application for Federal Meaningful Use Incentive Funds is received from the relevant taxing authority.

ICD coding services are provided on a fee basis as software as a service (“SaaS”) arrangements and are recognized as revenue ratably over the contract terms beginning on the date the Company’s solutions are made available to the customer. The length of a customer service period varies from multi-year annually renewed to monthly over which such customer has the right to use the Company’s ICD coding software solution.

Advertising Costs

Advertising costs are reported in general and administrative expenses and include advertising, marketing and promotional programs and are charged as expenses in the period or year in which incurred. Advertising costs were $50, $19 and $54 for the six month period ended December 31, 2017 and for the fiscal years ended June 30, 2017 and 2016, respectively.

Accounting for Derivative Instruments

The Company accounts for derivative instruments in accordance with ASC 815, which requires additional disclosures about the Company’s objectives and strategies for using derivative instruments, how the derivative instruments and related hedged items are accounted for, and how the derivative instruments and related hedging items affect the financial statements.

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risk. Terms of convertible debt and preferred stock instruments are reviewed to determine whether or not they contain embedded derivative instruments that are required under ASC 815 to be accounted for separately from the host contract and recorded on the balance sheet at fair value. The fair value of derivative liabilities, if any, is required to be revalued at each reporting date, with corresponding changes in fair value recorded in current period operating results.

Freestanding warrants issued by the Company in connection with the issuance or sale of debt and equity instruments are considered to be derivative instruments. Pursuant to ASC 815, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required to be classified as equity or as a derivative liability.

Fair Value Measurements

GAAP establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  The three levels of fair value hierarchy defined by GAAP are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.  If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The Company’s Level 3 financial liabilities consist of derivative financial instruments, including a warrant liability and compound embedded derivative liability, for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation.  See Note 9 for a discussion of these financial instruments.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Income Taxes

The Company follows the asset and liability approach to accounting for income taxes. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when differences are expected to reverse. Valuation allowances are established when it is necessary to reduce deferred income tax assets to the amount, if any, expected to be realized in future years.

ASC 740, Accounting for Income taxes (‘ASC 740’), requires that deferred tax assets be evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion more likely than not will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative loss experience and expectations of future taxable income by taxing jurisdictions, the carryforwarding periods available to us for tax reporting purposes and other relevant factors.

The Company has not recognized a liability for uncertain tax positions. A reconciliation of the beginning and ending amount of unrecognized tax benefits or penalties has not been provided since there has been no unrecognized benefit or penalty. If there were an unrecognized tax benefit or penalty, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company files U.S. Federal income tax returns and various returns in state jurisdictions. The Company's open tax years subject to examination by the Internal Revenue Service and the state Departments of Revenue generally remain open for three years from the date of filing.

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company’s effective tax rate in the future. On December 22, 2017 the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) became law. The Tax Act enacted significant tax law changes, largely effective for tax years beginning after December 31, 2017. The Tax Act reduces the corporate tax rate to 21%, effective January 1, 2018, for all corporations. GAAP requires the effect of a change in tax laws or rates to be recognized as of the date of enactment, therefore we have revalued our tax assets and liabilities as of December 22, 2017. As a result of the revaluation of our deferred tax assets and liabilities, the impact of the change in tax law reduced the value of our deferred tax asset and the related valuation allowance as of December 31, 2017 by $8.3 million.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of Common Stock outstanding for the period. Diluted net loss per share reflects the potential dilution of securities by adding other Common Stock equivalents, including stock options, shares issuable on exercise of warrants, convertible preferred stock and convertible notes in the weighted average number of common shares outstanding for a period, if dilutive. Common stock equivalents that are antidilutive were excluded from the computation of diluted earnings per share which consisted of all outstanding common stock options and warrants and shares from conversion of debt.

Stock-Based Compensation

The Company accounts for all stock-based payments and awards under the fair value based method. Stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity based instruments on an accelerated basis. The cost of the stock-based payments to non-employees that are fully vested and non-forfeitable as at the grant date is measured and recognized at that date, unless there is a contractual term for services in which case such compensation would be amortized over the contractual term.

The Company accounts for the granting of share purchase options to employees using the fair value method whereby all awards to employees are recorded at fair value on the date of the grant. Share based awards granted to employees with a performance condition are measured based on the probable outcome of that performance condition during the requisite service period. Such an award with a performance condition is accrued if it is probable that a performance condition will be achieved. Compensation costs for stock-based payments to employees that do not include performance conditions are recognized on a straight-line basis. The fair value of all share purchase options is expensed over their requisite service period with a corresponding increase to additional capital surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in additional capital surplus, is recorded as an increase to share capital.

The fair value of restricted stock units issued are determined by the Company based on the estimated fair value the Company’s common stock. The Company estimates the fair value of each option award on the date of grant using a Black-Scholes option pricing model that uses the assumptions noted in the table below. The Company estimates the fair value of its common stock using the closing stock price of its common stock on the date of the agreement. The Company estimates the volatility of its common stock at the date of grant based on its historical stock prices. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and post-vesting forfeitures. The Company uses the risk-free interest rate on the implied yield currently available on U.S. Treasury issues with an equivalent remaining term approximately equal to the expected life of the award. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company did not issue additional options for the six months ended December 31, 2017 or for the fiscal year ended June 30, 2017 and used the following assumptions for options granted during the fiscal year ended June 30, 2016:

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Equity Incentive Plan Assumptions	June 30, 2016

Expected Term (years)	2 years
Weighted average volatility	100%
Weighted average risk free rate	0.49%
Expected dividends	$ 0

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial position or results of operations upon adoption.

In May 2014, the FASB issued Accounting Standards Update No.2014-09, Revenue from Contracts with Customers (ASC 606), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASC 606 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.

The standard is effective for the Company in the first quarter of the fiscal year ending December 31, 2018, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASC 606 recognized at the date of adoption (which includes additional footnote disclosures). The Company has evaluated the impact of the pronouncement on the financial reports which is required to be adopted January 1, 2018. The adoption of ASC 606 will materially impact our current revenue recognition policy for the sale of our EHR software solutions. Currently, we defer a portion of the contract consideration related to the software license. Under ASC 606, due to the elimination of VSOE, we will recognize this revenue up-front. If ASC 606 had been adopted on July 1, 2015, the impact of the change would have increased revenues and decreased deferred revenue liabilities approximately $44, $84 and $141 for the six month period ended December 31, 2017 and the fiscal years ended June 30, 2017 and 2016, respectively.

In April 2015, the Financial Accounting Standards Board issued ASU No. 2015-03, “Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). ASU 2015-03 requires debt issuance costs to be presented as a direct deduction from the carrying amount of the related debt rather than as an asset. The Company has retrospectively adopted this update, as required, and the amounts reclassified from other assets to a reduction of the carrying amount of the related debt in the accompanying Balance Sheets.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”) intended to improve financial reporting about leasing transactions. The new guidance will require entities that lease assets to recognize on their balance sheets the assets and liabilities for the rights and obligations created by those leases and to disclose key information about the leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018 with early adoption permitted. We are currently evaluating the impact of this accounting guidance, including the timing of adoption.

In July 2017, the Financial Accounting Standards Board issued ASU No. 2017-11, “Accounting for Certain Financial Instruments with Down Round Features” (“Topic 480). This update changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. When determining whether certain financial instruments should be classified as liabilities or equity instruments, a down round feature no longer precludes equity classification when assessing whether the instrument is indexed to an entity’s own stock. The amendments also clarify existing disclosure requirements for equity-classified instruments. The Company has begun to evaluate the impact of the pronouncement on the financial reports and has determined that it will not have a significant impact on the financial reports.

4.
COMMON STOCK AND PREFERRED STOCK

Common Stock

Pursuant to an amendment and restated Articles of Incorporation on June 30, 2017, the Company is authorized to issue up to 600,000,000 shares of common stock and as of December 31, 2017 had 34,318,198 shares of common stock outstanding.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Preferred Stock

Pursuant to an amendment of the Articles of Incorporation on June 30, 2017, the Company is authorized to issue up to 10,000,000 shares of undesignated preferred stock.

Stock Issuances

During the six month period ended December 31, 2017, the Company issued 2,344,222 shares of common stock for cash proceeds of $1,010. The Company also issued 1,940,000 shares of common stock for the purchase of certain assets of ICDLogic, LLC (See Note 13). The Company also issued 2,500,000 restricted stock units as compensation to certain executives as part of the 2016 Long Term Employee Compensation Plan, of which 1,731,667 shares have vested.

For the fiscal year ended June 30, 2017, the Company did not have any sales of Common Stock, but did issue 2,005 shares of Common Stock for compensation with a value of $10. The Company did not have any sales of Common Stock for the fiscal year ended June 30, 2016.

Stock Options

Certain executives have been granted options or warrants outside of an employee option plan that are compensatory in nature. A summary of option activity for the six month period ended December 31, 2017 and the fiscal years ended June 30, 2017 and 2016, is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise	Contractual	Intrinsic
	of Options	Price	Term in Years	Value

Balance outstanding - July 1, 2015	254,559	$13.69	2.5	$-
Exercisable - July 1, 2015	122,590	$13.07	2.5	$-

Granted	56,157	$11.51
Exercised	-	$-
Forfeited/expired	(14,039)	$-
Balance outstanding - June 30, 2016	296,677	$10.40	1.8	$-

Exercisable - June 30, 2016	178,045	$13.07	1.5	$-

Granted	-	$-
Exercised	-	$-
Forfeited/expired	(42,118)	$-
Balance outstanding - June 30, 2017	254,559	$10.40	1.0	$-

Exercisable - June 30, 2017	205,889	$12.47	0.9	$-

Granted	-	$-
Exercised	-	$-
Forfeited/expired	(56,157)	$11.51
Balance outstanding - December 31, 2017	198,402	$10.40	0.8	$-

Exercisable - December 31, 2017	179,683	$7.81	0.7	$-

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Nonvested Options			Weighted
			Average
		Weighted	Remaining
	Number	Average grant date	Years
	of Options	Fair Value	to vest

Nonvested - July 1, 2015	131,969	$12.36	2.5
Granted	56,157	$12.36
Vested	(55,455)	$11.40
Forfeited/expired	(14,039)	$-
Nonvested - June 30, 2016	118,632	$10.40	1.5

Granted	-	$-
Vested	(27,844)	$10.57
Forfeited/expired	(42,118)	$-
Nonvested - June 30, 2017	48,670	$10.40	0.9

Granted	-	$-
Vested	(18,719)	$4.37
Forfeited/expired	(11,232)	$-
Nonvested - December 31, 2017	18,719	$10.40	0.7

Future compensation related to nonvested awards expected to vest of $14 is estimated to be recognized over the weighted average vesting period of approximately 0.7 years.

Restricted Stock for Services

Our current President and CEO, Mr. McDermott, was awarded five restricted shares of Series B preferred stock under the terms of his employment agreement dated July 1, 2013. The shares vest as follows: one share on signing of the employment agreement at July 1, 2013 and one share for each yearly anniversary of the Employment Agreement. The 5 shares of Series B restricted stock were valued at a total of $58 by calculating the common stock equivalent value on a diluted basis. Compensation expense related to this grant for the fiscal years ended June 30, 2017 and 2016 was $23 and $12, respectively.

On July 3, 2014, our Board of Directors awarded Mr. McDermott, 9.125 restricted shares of Series B preferred stock. The shares vest as follows: 50% (4.5625 shares) on the date of Board of Director approval, with 25% (2.28125 shares), for the next two anniversary dates of the Board of Director approval. The 9.125 shares of Series B restricted stock were valued at a total of $103 by calculating the common stock equivalent value on a diluted basis. Compensation expense related to this grant for the fiscal years ended June 30, 2017 and 2016 was $26.

Mr. McDermott, was awarded five restricted shares of Series B preferred stock under the terms of his employment agreement dated July 1, 2015. The shares vested immediately. The 5 shares of Series B restricted stock were valued at a total of $52 by calculating the common stock equivalent value on a diluted basis. Compensation expense related to this grant for the fiscal year ended June 30, 2016 was $52. At June 30, 2017, all of Mr. McDermott’s restricted shares of Series B Preferred stock were converted to common equity in the Recapitalization effective June 30, 2017. See Note 14 to the accompanying Financial Statements.

On November 3, 2017, our Board of Directors authorized 2,500,000 restricted shares of common stock to directors of the Company and certain employees according to the terms of the 2016 Employee Long-Term Incentive Compensation Plan. All shares for Mr. McDermott and Mr. Douglas vested on the date of Board of Director approval, with all other shares to vest as follows: 33% on the date of Board of Director approval, with 33%, for the next two anniversary dates of the Board of Director approval. Compensation expense related to this grant for the six month period ended December 31, 2017 was $433 based on the estimated fair value of our common stock of $0.25 per share. Of the 2,500,000 restricted stock units authorized on November 3, 2017, there were 1,731,667 vested and 768,333 shares unvested, as of December 31, 2017. Compensation expense of approximately $192 will be recognized in future periods, related to this grant of restricted stock units.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Warrants

Common stock warrant issuances during the six month period ended December 31, 2017 and the fiscal years ending June 30, 2017 and 2016 were issued in conjunction with the issuance of common stock, bridge loan financing and for the settlement of a disputed note payable. During the six month period ended December 31, 2017, the Company issued 1,009,900 warrants related to subscriptions of common stock with an exercise price of $1.35 per share that will expire on June 30, 2020. During the fiscal year ended June 30, 2017, the Company settled a dispute with a former employee for an outstanding note payable and warrants issued related to debt. The terms of the settlement agreement included the issuance of 28,078 warrants with an exercise price of $1.35 per share that will expire on June 30, 2020. During the six month period ended December 31, 2017 and the fiscal years ended June 30, 2017 and 2016, no warrants were exercised. The Company issued warrants to Bridge Loan investors of 2,253,426, and 2,073,929 for the fiscal years ended June 30, 2017 and 2016, respectively.

	Warrants	Weighted Average Exercise Price
Outstanding at July 1, 2015	2,344,966	1.27
Issued	2,073,929	1.35
Exercised	-
Expired	(32,037)
Outstanding at June 30, 2016	4,386,858	1.32

Issued	2,281,504	1.35
Exercised	-
Expired	(35,259)
Outstanding at June 30, 2017	6,633,103	1.33

Issued	1,009,900	1.35
Exercised	-
Expired	-
Outstanding at December 31, 2017	7,643,003	1.34

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

5.   PROPERTY AND EQUIPMENT

Depreciation expense on property and equipment for the six month period ended December 31, 2017 and the fiscal years ended June 30, 2017 and 2016 was $3, $7 and $13 respectively. The cost and related accumulated depreciation of disposed assets are removed from the applicable accounts and any gain or loss is included in income in the period of disposal. Property and equipment are stated at cost and consist of the following:

	December 31,	June 30,
	2017	2017	2016

Furniture and fixtures	$8	$8	$8
Leasehold improvements	26	26	26
Equipment	11	10	5
	$45	$44	$39
Less Accumulated depreciation	35	32	25
	$10	$12	$14

6. SOFTWARE DEVELOPMENT COSTS

Prior to 2014, the Company developed iCoreExchange as well as iCoreMD and iCoreDental. The iCoreExchange software was placed into service in April 2014 and was amortized over three years. iCoreMD and iCoreDental were placed in service during the first quarter of fiscal 2015 and are being amortized over their estimated useful lives of three years. The Company has continued to develop its software products with significant features and enhancements during the six month period ended December 31, 2017, and fiscal years 2016 and 2017 and has continued to capitalize development costs during those periods. A summary of the capitalization and amortization of the software development costs is as follows

	December 31,	June 30,
	2017	2017	2016

Development costs	$1,176	$983	$665

Less Accumulated amortization	692	535	279
	$484	$448	$386

Amortization of the software development costs and acquired technology for the six month period ended December 31, 2017 and the fiscal years 2017 and 2016 were $157, $255 and $179, respectively.

7.  LINE OF CREDIT

Effective October 29, 2013, the Company entered into a revolving line of credit agreement in the amount of $250, which was increased to $500 on March 12, 2014. The line of credit is collateralized by all assets of the Company. The line carries interest at the Wall Street Journal Prime rate + 1.0% with a floor rate of 6.5% (6.5% at December 31, 2017). Interest is payable monthly with all outstanding principal and unpaid interest due on July 15, 2018.

8. LONG-TERM DEBT

The Company completed a Recapitalization Plan on June 30, 2017 that converted $15,133 of long term debt to shares of common stock (See Note 14).

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Outstanding Debt and Other Financing Arrangements

Our notes payable (including accrued interest) are summarized as follows:

		December 31	June 30
		2017	2017	2016
(1)	Note payable bearing interest at 8.5 - 12.0% per annum - due July 1, 2018	$106	$100	$115
(2)	Stockholder Convertible note bearing interest at 18% per annum	-	-	2,576
(3)	Stockholder Convertible note bearing interest at 18% per annum	-	-	2,845
(4)	Note bearing interest at 8% per annum, in default	471	460	437
(5)	Note bearing interest at 8% per annum	-	-	441
(6)	Non-interest bearing note, in default	10	10	10
(7)	Note bearing interest at 18%	-	-	156
(8)	Related Party Convertible Promissory notes, bearing interest at 18%, due July 1, 2018	657	747	628
(9)	Stockholder Convertible notes bearing interest at 18%, due September 15, 2018	217	50	2,953
(10)	Bridge loans bearing interest at 18%	-	-	2,023
		1,461	1,367	12,184

Less current maturities		(1,461)	(1,367)	(7,208)

Total Long-term debt		$-	$-	$4,976

(1)
The Company entered into a settlement agreement and issued a promissory note dated June 30, 2014 to Schneller in the principal amount of $100 bearing interest at a rate of 8.5% per annum with an original maturity date of June 30, 2017. Interest payments in the amount of $2 were payable at the end of each calendar quarter starting September 30, 2014. A new promissory note dated June 30, 2017 was issued to Schneller in the principal amount of $100 bearing interest at a rate of 12.0% per annum with a maturity date of July 1, 2018.
(2)
This note was originated by Sonoran Pacific Resources (An entity owned by the Company's majority shareholder) to perform similar to a line of credit in order to assist the Company with its cash flow requirements. The Company converted this note to common equity in the Recapitalization effective June 30, 2017. (See Note 14 to the accompanying Financial Statements.)
(3)
Effective October 2009, the Company entered into a convertible line of credit agreement with Sonoran Pacific Resources (An entity owned by the Company's majority shareholder) The Company converted this note to common equity in the Recapitalization effective June 30, 2017. (See Note 14 to the accompanying Financial Statements.)
(4)
An unsecured note, with an annual rate of 8% per annum. The debt is in default as of December 31, 2017.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

(5)
One of the Company’s former directors loaned the Company funds in varying amounts beginning in November 5, 2010. The Company disputed the amount outstanding and reached a settlement agreement for the amount outstanding in exchange for 79,743 shares of common stock as a part of the Recapitalization effective June 30, 2017. (See Note 14 to the accompanying Financial Statements).
(6)
An unsecured, non interest bearing note. The debt is in default as of December 31, 2017.
(7)
Genesis Finance Corporation (“Genesis”) loaned the Company $155 during fiscal 2012. The note accrued interest at a rate of 18%. This note was paid in full on February 23, 2017.
(8)
The Company executed a promissory note to Mr. McDermott on July 1, 2014 for $200 with an annual rate of 8.5% per annum with a default rate of 18%, with principal and accrued interest due on July 1, 2015. The Company defaulted on the note and accrued interest at the 18% default rate during the fiscal year 2015 period. On June 30, 2015, the Company issued a second note (that replaced the first $200 note) with a principal amount of $390 with an annual rate of 8.5% per annum with a default rate of 18%, with principal and accrued interest due on December 1, 2016. The Company defaulted on the terms of the second note and accrued interest at the defaultrate of 18% for the term of the note agreement. On June 30, 2016, the Company issued a third note with a principal amount of $225 with an annual rate of 18%, with principal and accrued interest due on June 30, 2017. On June 30, 2017, the Company issued a fourth note with a principal amount of $747, that replaced all previous notes, with an annual rate of 18%, with principal and accrued interest due on June 30, 2018. The outstanding balance on the note as of December 31, 2017 was $657,128 and there was no accrued interest outstanding on the note at December 31, 2017.
(9)
The Company executed a convertible promissory note to Mr. Smith, the Company’s majority shareholder, on June 15, 2017 for $50 with an annual rate of 18% per annum, with principal due on September 15, 2017 and accrued interest payable monthly. On December 31, 2017, the Company issued a second convertible promissory note with an annual rate of 18%, with principal and accrued interest due on September 15, 2018 that replaced the first note.
(10)
The Company issued Bridge notes beginning on October 10, 2014. The Bridge notes accrued interest at 18% per annum The Company converted the Bridge notes to common equity in the Recapitalization effective June 30, 2017. (See Note 14 to the accompanying Financial Statements).

9. DERIVATIVE FINANCIAL INSTRUMENTS

The Company evaluates its convertible debt, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with paragraph 810-10-05-4 of the FASB Accounting Standards Codification and paragraph 815-40-25 of the FASB Accounting Standards Codification. The result of this accounting treatment is that the fair value of the embedded derivative is marked to market each balance sheet date and recorded as a liability. The change in fair value is recorded in the Statements of Operations as other income or expense. Upon conversion or exercise, as applicable, of a derivative instrument, the instrument is marked to fair value at the conversion date and then that fair value is reclassified to equity.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Certain of the Company’s convertible debt and warrants issued associated with common stock subscriptions included embedded conversion features or other embedded derivative instruments that were determined to require bifurcation and liability classification and the value of which was nominal. As such, no accounting treatment has been given to these derivative liabilities.

10. INCOME TAXES

The Company has incurred net losses since inception. As of December 31, 2017, the Company had federal net operating loss carry forwards of approximately $69,800, which at the latter date may be carried forward for tax years ending through December 31, 2037. Utilization of NOL carryforwards may be limited under various sections of the Internal Revenue Code depending on the nature of the Company’s operations. The Company’s income tax returns are subject to examination by the Internal Revenue Service and applicable state taxing authorities, generally for a period of three years from the date of filing.

Deferred taxes comprise the following as of December 31, 2017, June 30, 2017 and June 30, 2016:

	December 31,	June 30,
	2017	2017	2016

Deferred Income Tax Assets	13,328	21,102	19,457
Valuation Allowance	(13,328)	(21,102)	(19,457)
Net Deferred Tax Asset	-	-	-

Reconciliation of the effective income tax rate to the federal statutory rate:
Federal Income Tax Rate	21%	34%	34%
Change in valuation allowance including the effect of the rate change	-21%	-34%	-34%
Effective income tax rate	0%	0%	0%

11. CONCENTRATION OF CREDIT RISK

The Company has historically provided financial terms to customers in accordance with what management views as industry norms. Financial terms range from immediate payment for access to the Company’s software products to several months for Meaningful Use consulting services. Management periodically and regularly reviews customer account activity in order to assess the adequacy of allowances for doubtful accounts, considering such factors as economic conditions and each customer’s payment history and creditworthiness. If the financial conditions of our customers were to deteriorate, or if they were otherwise unable to make payments in accordance with management’s expectations, we might have to increase our allowance for doubtful accounts, modify their financial terms and/or pursue alternative collection methods.

Revenue concentrations for the six months ended December 31, 2017 and the fiscal years ended June 30, 2017 and 2016 and the accounts receivables concentrations at December 31, 2017, June 30, 2017 and 2016 are as follows:

	Net Sales for the periods ended			Accounts receivable at

	December 31,	June 30,		December 31,	June 30,
	2017	2017	2016	2017	2017	2016

Customer A	10%	11%	7%	40%	39%	2%
Customer B	9%	5%	7%	20%	19%	37%
Customer C	8%	5%	6%	0%	12%	0%

12. COMMITMENTS AND CONTINGENCIES

(A) LEASE COMMITMENTS

On November 15, 2017 the Company signed a three-year lease agreement for approximately 4,100 square feet of office space located in Winter Garden, Florida in which the Company has its headquarters. The lease provides for a one-year renewal term at the option of the Company. Future lease obligations for the office space are as follows:

Year Ended	Lease Amount

December 31, 2018	$91
December 31, 2019	93
December 31, 2020	78
$262

Total rent expense for the six month period ended December 31, 2017 and the fiscal years ended June 30, 2017 and 2016 were approximately $42, $80 and $78, respectively.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

(B) EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

On July 1, 2015, Robert McDermott entered into a second Employment Agreement (the 'McDermott 2015 Agreement') with the Company. The McDermott 2015 Agreement is a threeyear Employment Agreement wherein Mr. McDermott is to receive an annual base salary of $225 plus an annual bonus up to 100% of his base salary, which bonus is to be determined by the Board. At both June 30, 2017 and 2016, the Company has accrued $225 for amounts due to Mr. McDermott under his second employment agreement which is included in accrued expenses on the accompanying balance sheets, with an accrued expense balance of $113 for the six month period ended December 31, 2017. The Company has not paid Mr. McDermott for the bonuses accrued for the 6 months ended December 31, 2017 and the fiscal years ended June 30, 2017 and June 30, 2016. In addition, Mr. McDermott was awarded an option to acquire 56,157 shares of the Company’s Common Stock. Thirtythree percent of the option award (18,719 options) was vested on July 1, 2016. The remaining options are to be vested at the rate of 18,719 each on the subsequent anniversary dates of the date of the McDermott 2015 Agreement. The Common Stock option has an exercise price equal to the average of the ten (10) trading day closing price of the Common Stock prior to the Effective Date (the effective date being June 1, 2015) and contains a provision for 'cashless exercise' at the discretion of Mr. McDermott. Further, In the event of termination of employment due to change in control, as defined, Mr. McDermott will continue to receive his base salary and annual bonus computed at 100% of base salary for 24 months following the date of termination. In addition, the stock options will become fully vested as of the date of termination. In the event of termination during the initial three year term of the agreement without cause, Mr. McDermott will receive his base salary for the 18 month period after date of termination. In the event of termination of employment due to death or disability, Mr. McDermott or his estate will continue to receive the base salary Mr. McDermott was receiving for six months following the date of termination and the stock options will become fully vested as of the date of termination.

On January 1, 2014, Donald Douglas entered into an Employment Agreement with the Company (the “Douglas Agreement”). Pursuant to the terms of the Agreement, Mr. Douglas was appointed by the Board of Directors as the Chief Operating Officer of the Company. The Douglas Agreement is a two year Employment Agreement wherein Mr. Douglas is to receive an annual base salary of $120 and is eligible to receive annual incentive bonus compensation, which bonus is to be determined by the Board. In addition, Mr. Douglas was awarded an option to acquire 1,853 shares of common stock. The Douglas Agreement includes terms for an automatic annual extension, unless either party provides a 30 day written notice.

In the event of termination of employment due to change in control, as defined, Mr. Douglas will continue to receive his base salary and annual bonus computed at 100% of base salary for 24 months following the date of termination. In addition, the stock options will become fully vested as of the date of termination.In the event of termination during the initial two year term of the agreement without cause, Mr. Douglas will receive his base salary for the 18 month period after date of termination. In the event of termination of employment due to death or disability, Mr. Douglas or his estate will continue to receive the base salary Mr. Douglas was receiving for six months following the date of termination and the stock options will become fully vested as of the date of termination.

On May 23, 2017, Scott A Malmanger entered into an Employment Agreement with the Company (the “Malmanger Agreement”). Pursuant to the terms of the Agreement, Mr. Malmanger was appointed by the Board of Directors as the Chief Financial Officer of the Company. The Malmanger Agreement is a one year Employment Agreement wherein Mr. Malmanger is to receive an annual base salary of $120. The Malmanger Agreement includes terms for an automatic annual extension, unless either party provides a 30 day written notice.

In addition, Mr. Malmanger was awarded an option to acquire 100,000 shares of the Company’s Common Stock. Twentyfive percent of the option award (25,000 options) vested on June 15, 2017. The remaining options vest at the rate of 25,000 shares each on the subsequent anniversary dates of the date of the first award. The Common Stock option has an exercise price equal to the average of the ten (10) trading day closing price of the common stock prior to the Effective Date (the effective date being May 23, 2017).

In the event of termination of employment due to change in control, as defined, Mr. Malmanger will continue to receive his base salary for six months following the date of termination. In addition, the stock options will become fully vested as of the date of termination. In the event of termination during the initial one year term of the agreement without cause, Mr. Malmanger will receive his base salary for the six month period after date of termination. In the event of termination of employment due to death or disability, Mr. Malmanger or his estate will continue to receive the base salary Mr. Malmanger was receiving for six months following the date of termination and the stock options will become fully vested as of the date of termination.

On November 3, 2017, our Board of Directors authorized 2,500,000 restricted shares of common stock to directors of the Company and certain employees according to the terms of the 2016 Employee Long-Term Incentive Compensation Plan. Mr. Malmanger agreed to receive 100,000 shares of restricted stock units, with the vesting schedule approved by the Company’s Board of Directors, in leui of the options provided for in the terms of the employment agreement described above.

On September 1, 2017, Dave Fidanza entered into an Employment Agreement with the Company(the “Fidanza Agreement”). Pursuant to the terms of the Agreement, Mr. Fidanza was appointed by the Board of Directors as the Chief Information Officer of the Company. The Fidanza Agreement is a one year Employment Agreement wherein Mr. Fidanza is to receive an annual base salary of $95. The Fidanza Agreement includes terms for an automatic annual extension, unless either party provides a 30 day written notice.

In addition, Mr. Fidanza was awarded an option to acquire 180,000 shares of the Company’s Common Stock. Fifty percent of the option award (90,000 options) vested on September 1, 2017. The remaining options vest at the rate of 45,000 shares each on the subsequent anniversary dates of the date of the first award. The Common Stock option has an exercise price equal to the average of the ten (10) trading day closing price of the common stock prior to the Effective Date (the effective date being September 1, 2017).

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

In the event of termination of employment due to change in control, as defined, Mr. Fidanza will continue to receive his base salary for six months following the date of termination. In addition, the stock options will become fully vested as of the date of termination. In theevent of termination during the initial one year term of the agreement without cause, Mr. Fidanza will receive his base salary for the six month period after date of termination. In the event of termination of employment due to death or disability, Mr. Fidanza or his estate will continue to receive the base salary Mr. Fidanza was receiving for six months following the date of termination and the stock options will become fully vested as of the date of termination.

On November 3, 2017, our Board of Directors authorized 2,500,000 restricted shares of common stock to directors of the Company and certain employees according to the terms of the 2016 Employee Long-Term Incentive Compensation Plan. Mr. Fidanza agreed to receive 180,000 shares of restricted stock units, with the vesting schedule approved by the Company’s Board of Directors, in leui of the options provided for in the terms of the employment agreement described above.

On September 1, 2017, Murali Chakravarthi entered into an Employment Agreement with the Company (the “Chakravarthi Agreement”). Pursuant to the terms of the Agreement, Mr. Chakravarthi was appointed by the Board of Directors as the Chief Technology Officer of the Company. The Chakravarthi Agreement is a oneyear Employment Agreement wherein Mr. Chakravarthi is to receive an annual base salary of $120. The Chakravarthi Agreement includes terms for an automatic annual extension, unless either party provides a 30 day written notice.

In addition, Mr. Chakravarthi was awarded an option to acquire 200,000 shares of the Company’s Common Stock. Fifty percent of the option award (100,000 options) vested on September 1, 2017. The remaining options vest at the rate of 50,000 shares each on the subsequent anniversary dates of the date of the first award. The Common Stock option has an exercise price equal to the average of the ten (10) trading day closing price of the common stock prior to the Effective Date (the effective date being September 1, 2017).

In the event of termination of employment due to change in control, as defined, Mr. Chakravarthi will continue to receive his base salary for six months following the date of termination. In addition, the stock options will become fully vested as of the date of termination. In the event of termination during the initial one year term of the agreement without cause, Mr. Chakravarthi will receive his base salary for the six month period after date of termination. In the event of termination of employment due to death or disability, Mr. Chakravarthi or his estate will continue to receive the base salary Mr. Chakravarthi was receiving for six months following the date of termination and the stock options will become fully vested as of the date of termination.

On November 3, 2017, our Board of Directors authorized 2,500,000 restricted shares of common stock to directors of the Company and certain employees according to the terms of the 2016 Employee Long-Term Incentive Compensation Plan. Mr. Chakravarthi agreed to receive 200,000 shares of restricted stock units, with the vesting schedule approved by the Company’s Board of Directors, in leui of the options provided for in the terms of the employment agreement described above.

(C) LITIGATION

From time to time, the Company may become involved in various lawsuits and legal proceedings that arise in the ordinary course of business. Litigation is, however, subjective to inherent uncertainties and an adverse result in these or other matters may harm the Company’s business. The Company is not aware of any legal proceedings or claims that it believes would or could have, individually or in the aggregate, a material adverse effect on its operations or financial position.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

13. BUSINESS COMBINATIONS

On November 30, 2017 iCoreConnect Inc., acquired substantially all of the assets and business of ICDLogic LLC, a New York limited liability company, in exchange for 1,940,000 shares of the Company’s Common Stock, subject to adjustment, and the assumption of certain specified debts, liabilities and obligations of ICDLogic LLC, all upon the terms and conditions set forth in an Asset Purchase Agreement dated as of November 30, 2017 (the “ICDLogic Asset Purchase Agreement”).

Pursuant to the guidance in FASB Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, the Company performed a qualitative and quantitative assessment to determine the valuation of certain intangible assets and goodwill. Based on an independent third party valuation, we have included intangible assets of $710, including goodwill of $371, related to this acquisition.

The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed as of November 30, 2017 (In thousands):

Consideration Paid:

Common stock	$970
$970

Fair values of identifiable assets acquired and liabilities assumed:

Assets acquired:
Cash	$5
Accounts receivable	41
Other intangible assets	710
Goodwill	371
Total assets acquired	1,127

Liabilities assumed:
Accounts payable	157
Total Liabilities Assumed	157

Net Assets Acquired	$970

The consideration paid was 1,940,000 common shares valued at $0.50 per share. Separately identifiable intangible assets include technology and customer relationships and were valued by a third party valuation specialist. The technology and customer relationships were valued using discounted cash flow and replacement cost approaches.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

Accounting Standards Codification (ASC) 805-10-50-2(h) requires registrants to disclose certain pro forma information in the footnotes of a public business entity’s financial statements when that entity has completed a material business combination. The Company’s financial information on a pro forma basis to reflect the business combination as if it had occurred on July 1, 2016, is as follows:

iCoreConnect Inc.
PRO-FORMA STATEMENTS OF OPERATIONS
UNADUITED
(In thousands except share amounts)

	Six months ended	Fiscal Years Ended
	December 31,	June 30,	June 30,
	2017	2017	2016

Revenue	$355	$927	$703
Cost of sales	243	441	403
Gross profit	112	486	300

Expenses
General and administrative	1,430	2,339	2,421
Depreciation and amortization	169	262	192
Total operating expenses	1,599	2,601	2,613

Loss from operations	(1,487)	(2,115)	(2,313)

Other Income (Expense)
Interest expense	(115)	(2,265)	(1,983)
Other income / (expense)	-	(1)	5
Total other expense	(115)	(2,266)	(1,978)

Net loss	$(1,602)	$(4,381)	$(4,291)

14. RECAPITALIZATION EVENT

On March 30, 2017, stockholders of iCoreConnect Inc., holding not less than two thirds of the outstanding shares of each of the Series A Preferred Stock of the Company and the Series B Preferred Stock of the Company and holders of Common Stock of the Company (who, together with the holder of the Series A Preferred Stock and the Series B Preferred Stock are entitled to vote upon matters submitted to stockholders for a vote in the same manner and with the same effect as the holders of Common Stock, voting together on an as converted basis and, therefore, represent a majority of the voting power of the Company), as well as the holders of convertible debt of the Company (the “Convertible Debt Holders”) who held indebtedness of the Company convertible into shares of Common Stock of the Company (the “Convertible Debt”), entered into a Recapitalization Agreement (the 'Recapitalization Agreement') for the purpose of recapitalizing the Company (the 'Recapitalization').

The parties to the Recapitalization Agreement agreed that the Recapitalization would take place on such date as the Company would designate in a written notice to all of the parties to the Recapitalization Agreement (the "Recapitalization Date”). The Board of Directors designated June 30, 2017 as the Recapitalization Date and written notice thereof was given to all of the parties to the Recapitalization Agreement.

The Company had, as of June 30, 2017, 1,419,651,828 common shares outstanding prior to the Recapitalization event. The Company converted convertible debt with principal and accrued interest in the amount of $6,624,325 to 6,624,325,000 common shares prior to the conversion of the Preferred B shares. The Company converted 63 shares of Preferred B stock to 5,073,738,384 common shares prior to the conversion of Preferred A shares. The Company converted 35.75 Preferred A shares into 4,689,583,188 common shares prior to the reverse split. The reverse split converted 17,807,298,401 common shares into 10,000,000 new shares of the Company’s common stock. The Company then converted Bridge Loan debt with principal in the amount of $6,522,355 and accrued interest in the amount of $1,662,967 into 18,302,309 common shares to complete the Recapitalization, with total shares issued and outstanding of 28,302,309 as of June 30, 2017.

iCoreConnect Inc.
Notes to Consolidated Financial Statements
December 31, 2017, June 30, 2017 and June 30, 2016.
(in thousands except share amounts)

15. SUBSEQUENT EVENTS

Since December 31, 2017, the Company has issued 2,589,222 shares of common stock and 845,150 warrants (expiring June 30, 2020) related to the subscriptions for common stock with an exercise price of $1.35 per share, for cash proceeds totaling $845.

On January 19, 2018, iCoreConnect Inc., acquired all of the outstanding common stock of Electro Fish Media Inc., a Texas corporation, in exchange for 3,400,000 shares of our Common Stock, subject to adjustment, all upon the terms and conditions set forth in a Stock Purchase Agreement, dated January 19, 2018, between the Company and the holders of such stock.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Engagement of Cherry Bekaert, LLP

On October 19, 2017, the Company, upon the Audit Committee’s approval, engaged the services of Cherry Bekaert, LLP (“Cherry Bekaert”) as the Company’s new independent registered public accounting firm to audit the Company’s consolidated financial statements as of December 31, 2017, June 30, 2017 and 2016, for the periods then ended.

There have been no disagreements with Cherry Bekaert on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Cherry Bekaert’s satisfaction, would have caused Cherry Bekaert to make reference to the subject matter of such disagreements in its reports on our consolidated financial statements for such years. In addition, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K other than at December 31, 2017, June 30, 2017, and 2016, where we reported a material weakness in internal control.

Item 15. Exhibits and Financial Statement Schedules

(a)
Financial Statements

The financial statements included in this Registration Statement on Form 10 are listed in Item 13.

(b)
Exhibits*:

Exhibit No.
Description

1.1
Certificate of Amended and Restated Articles of Incorporation of iMedicor, Inc. filed with the Secretary of State of the State of Nevada on June 29, 2017, effective June 30, 2017, changing the name of iMedicor, Inc. to iCoreConnect Inc.

1.2
Amended and Restated By-Laws of the Company as amended and restated on June 30, 2017

2.1
Asset Purchase Agreement dated as of November 30, 2017 between iCoreConnect Inc. and ICDLogic LLC

2.2
Stock Purchase Agreement dated as of January 19, 2018 among iCoreConnect Inc. and Christopher L. Elley and Cile L. Spelce

3.1
Executive Employment Agreement dated as of July 1, 2015 between iMedicor, Inc. and Robert McDermott

3.2
Consulting and Executive Employment Agreement dated as of January 1, 2013 between iMedicor, Inc. and Donald Douglas, as amended

3.3
Executive Employment Agreement dated as of May 22, 2017 between iMedicor, Inc. and Scott Malmanger, as amended

3.4
Executive Employment Agreement dated as of September 1, 2017 between iCoreConnect Inc. and Murali Chakravarthi, as amended

3.5
Executive Employment Agreement dated as of September 1, 2017 between iCoreConnect Inc. and David Fidanza, as amended

4.1
iCoreConnect Inc. 2016 Long-Term Incentive Compensation Plan

4.2
Form of Restricted Stock Award Agreement under the 2016 Long-Term Incentive Compensation Plan

4.3
iCoreConnect Inc. 2016 Incentive Bonus Compensation Plan

5.1
Loan Agreement dated as of October 31, 2013 between iCoreConnect Inc. and Western State Bank, as amended

5.2
Lease Agreement dated October 17, 2017 between iCoreConnect Inc. and Lake Butler Plaza Properties, LLC.

7.1
Subsidiaries of iCoreConnect Inc.

8.1
iCoreConnect Inc. Code of Ethics dated as of August 17, 2016

8.2
iCoreConnect Inc. Code of Conduct dated August 17, 2016

8.3
Form of Indemnification Agreement between iCoreConnect Inc. and each of its Directors and Executive Officers

Notes to exhibits:

iCoreConnect Inc. will furnish a copy of any of the exhibits listed above upon payment of $5.00 per exhibit to cover the cost of the Company furnishing the exhibit.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

iCoreConnect Inc.

Date: May 8, 2018	By:	/s/ Robert McDermott
Name: Robert McDermott
Title: Chief Executive Officer

Date: May 8, 2018	By:	/s/ Scott Malmanger
Name: Scott Malmanger
Title: Chief Financial Officer